annual report 06



strength from within

FIRST Advantage

financial highlights

	2006	2005	2004
Total Revenue	$ 817,564,000	$ 643,749,000	$ 516,741,000
Service Revenue	$ 764,841,000	$ 596,105,000	$ 472,142,000
Gross Margin	$ 526,219,000	$ 412,129,000	$ 324,418,000
Net Income	$ 66,161,000	$ 58,426,000	$ 42,333,000
EPS (Fully Diluted)	$ 1.14	$ 1.09	$ 0.85
Stockholders' Equity	$ 674,941,000	$ 582,848,000	$ 418,187,000

SERVICE REVENUE


DOLLARS IN MILLIONS
800
700
600
500
400
300
200
100
0
2004
2005
2006

GROSS MARGIN


DOLLARS IN MILLIONS
600
500
400
300
200
100
0
2004
2005
2006

2006 SERVICE REVENUE BY SEGMENT


Investigative and Litigation Support Services 8%
Employer Services 25%
Lender Services 23%
Data Services 19%
Dealer Services 16%
Multifamily Services 9%



about the company

FIRST ADVANTAGE CORPORATION (NASDAQ: FADV) combines industry expertise with information to create products and services that help tens of thousands of customers worldwide make smarter business decisions.

FIRST ADVANTAGE IS A LEADING PROVIDER OF:

- investigative and litigation support services, including surveillance, computer forensics, electronic discovery, data recovery and due diligence reporting, as well as insurance fraud, corporate and litigation investigations;
- employer services, including recruiting solutions, applicant tracking systems, background verifications, skills assessments, occupational health services and business tax consulting;
- lender services, including consumer credit information and lead generation for mortgage and home equity lenders;
- dealer services, including consumer credit information, lead generation and credit automation software for auto and other dealers;
- data services, including subprime consumer credit reporting, lead generation, transportation industry credit reporting, motor vehicle record reporting, supply chain security consulting and consumer location;
- multifamily services, including resident screening, property management software, property performance analytics and renters' insurance;

First Advantage ranks among the top three companies in all of its major business lines. The company is headquartered in St. Petersburg, Florida, and has more than 4,500 employees in offices throughout the United States and abroad.

First Advantage's majority shareholder is The First American Corporation (NYSE: FAF), a FORTUNE 500® company and America's largest provider of business information, supplying businesses and consumers with valuable information products to support the major economic events of people's lives.

"... we are now in a position where truly maximizing our company's capabilities for growth involves taking the next step in our long-term growth strategy: ***drawing strength from within.***"



to our shareholders

First Advantage is dedicated to being the "one source" for business services for our clients worldwide. Since our establishment in 2003, we have diligently adhered to a calculated growth strategy in order to achieve this objective. This strategy, involving the expansion of the breadth and depth of our product and service offerings, mainly through a focus on acquisitions, has proven successful in making our company a powerful international entity.

Because of this success, we are now in a position to take the next step in our long-term growth strategy of maximizing the company's capabilities: drawing strength from within. The company we have built during the last three years is powerful, but also possesses still untapped potential. In turning our attentions inward, we will unleash opportunities to grow, strengthen our company and solidify our position as a one-source provider to clients around the world. As a supplement to this focus, we will continue to look at acquisitions, in a selective manner, where the strategic benefits are compelling to our growth and profitability.

REACHING OUR CURRENT VOLUME

First Advantage's growth strategy over the past three years has brought us to a leading market position in many of our business lines. We made 49 acquisitions in 43 months. Thanks to acquisitions, cross sell and international growth, the company now has more than 90,000 clients worldwide. Being a large company with local presence in many different countries aids us in serving as the "one source" for our clients with the ability to develop solutions that are specific to their needs.

Since our formation, we have also experienced continual financial success, and 2006 was no different. Once again, we experienced year-over-year revenue growth for each quarter. Total 2006 revenues ended the year 27 percent higher than those of 2005, while shareholders' equity rose by 15.8 percent. Our company's financial success is a testament to the effectiveness of our business approach, the dedication of our employees and the quality of our service offerings.



In addition to our physical expansion and fiscal growth, our strategy has also resulted in growth in our product and service offerings. Our acquisitions have brought us new products and services that enable us to serve our clients in a more holistic capacity. We will continue to make strategic and selective acquisitions that will further enhance our existing offerings.

Our company's own organic product and service innovations also help us provide our clients with a more complete menu of business services. Our comprehensive suite of service offerings, acquired and/or innovated internally has enabled us to truly provide our clients with the data, service and technology they need to efficiently run their businesses—all from one source.

FOCUSING ON OUR STRENGTHS

First Advantage has grown to the point that we are now a recognized entity in the key markets in which we operate. In fact, we are among the top three market leaders in most of our businesses.

In strengthening each of our business segments, we have also accomplished our goal of diversified growth. In our position as a powerful one-source provider, having diversified strengths helps us to better serve our clients. It has also been instrumental in helping us achieve balanced revenue streams across cyclical and seasonal markets. We will continue to strategically diversify our offerings and achieve balanced growth throughout 2007 and beyond.

In light of our current position as a thriving corporation with strong, diversified segments, the time is now right for us to take the next step in our growth strategy: turning our attentions towards maximizing the full potential of the organization we have built. Our individual segments are strong—but we can make them stronger. Our systems are functional—but we can make them even more efficient. Our offerings are diverse—but we can increase market share, and maximize on our capabilities as a one-source provider by capitalizing on cross-selling opportunities within and across our business segments. Now is the time for us to take full advantage of our company's internal strengths, and leverage them for maximum growth.

STREAMLINING OPERATIONS

While First Advantage has been vigilant in maximizing efficiency in our expanding operating units, continued advances in technology and customer advisory participation make it possible for us to further streamline our workflows and maximize our productivity and performance.

We will continue to make operational improvements in areas such as systems compatibility and integration, and to streamline our current processes and procedures that will improve operating margins. Using our best automation practices, we will consolidate and streamline workflow to make transactions and processing more efficient for both our employees and our clients.

Streamlining operations will ensure not only higher returns for our company and our shareholders, but also faster, better, more cost-effective service for our clients, which will, in turn, positively reflect on our market position.

CROSS SELLING PRODUCTS AND SERVICES

A large part of utilizing our internal strengths will consist of cross selling products and services within and across business segments. Significant successes in this arena will further support our ongoing goal of being a one-source provider for our clients' business needs.

This year, we will press forward with our cross-selling initiatives within segments where client synergies exist and continue to seek intra-segment opportunities for cross selling. We anticipate that our Employer Services segment will continue to play a leading role in our inter-segment cross-selling initiatives, as the products and services offered by this strong segment can apply to any client with employees. In emphasizing cross selling, we will utilize our known strengths and client relationships to promote new offerings and the diverse services of our company. We believe this will result in greater market share across the board, as well as enhanced value propositions for our clients.

We have already seen the benefits of cross selling during 2006. As an illustration of this, Employer Services' Background Screening Group introduced one of its customers, a leading prescription benefit manager, to our skills and behavioral assessment solutions, as well as our applicant tracking system. It is expected that the cross-sold services will streamline the client's hiring processes and reduce employee turnover significantly. The bundled offering created a seamless solution for our client, improved their efficiencies and strengthened our relationship significantly.

As an element of cross selling, we will further utilize our company's internal strengths by leveraging our innovation to offer new products and services. New offerings will be developed to cross sell to our current client base and also to attract new customers.

CONTINUING INTERNATIONAL EXPANSION

One of our company's greatest strengths is our strong foothold in several underserved international markets. We will continue to capitalize on this strength to expand our global presence, and leverage our U.S. and international client relationships to grow our businesses in the domestic and international arena.

For example, we have strong Employer Services operations with little competition in the Asia-Pacific region. Utilizing our presence there will lead us to more business opportunities with European and American multinational companies that are moving their back-office operations to the Asia-Pacific sector. It will also help us expand our reach into the Middle East, which imports a growing number of skilled and unskilled workers from many Asia-Pacific countries. Our strategy includes cross selling services to these companies to deepen our relationships as we seek their highly competed for domestic business, as well.

Tapping our internal strengths with regard to international growth will entail continued vigilance to take full advantage of emerging opportunities as they arise, as well as maximizing on current initiatives already in progress.

STRENGTHENING BUSINESS PRACTICES

In order to truly capitalize on our company's internal strengths, we must also continue to focus our attention on those who make up First Advantage—our employees—and on the way we communicate and plan for the future.

Ensuring the security of our information assets and operations has always been a top company priority, and we are constantly working to promote security in our evolving corporate culture. Initiatives begun in 2006 to further these efforts include corporate-wide data and physical security programs and an internal employee-focused security awareness campaign. These and other programs will continue to emphasize the need for our employees to be vigilant enforcers of information security and privacy.

As having a unified focus helps us achieve our company goals, we will continue to increase transparency in our company by increasing employee communication, feedback and involvement. Our internally focused efforts are designed and implemented to educate and engage our employees in our growth strategies and future direction.



ACQUIRED STRENGTH

First Advantage Corporation welcomed several new acquisitions during 2006 whose contributions add to our company's internal strength.

The addition of DataSec UK Ltd. to our Investigative and Litigation Support Services segment has already proved instrumental in our international expansion into Europe as the business supported the immediate opening of an office in Brussels. The success resulting from this acquisition continued a trend of improved margins for this segment that began late in 2005 with expansion into the electronic discovery arena.

Our Employer Services segment added skills and behavioral assessment services through the acquisition of SkillCheck, closing the remaining gap in its broad hiring services platform. The segment also continued its international expansion into the Asia-Pacific region with the acquisition of two employment screening companies, Brooke Consulting in Tokyo and Refsure Worldwide Pty Ltd. in Australia.

As we move forward in 2007 with a renewed focus on magnifying our internal strengths, we recognize that our greatest strength is what makes it possible for us to operate as one source: our corporate unity. Behind our planned initiatives for the coming year is the furthering of the premise that we are a single, unified company—and our potential is unlimited as we tap into the full resources of the myriad of synergistic businesses we have assembled over recent years.

Since First Advantage was formed, our goal has been to provide customers worldwide with the products and services they need to run their businesses better—all from one source. By following our company's strategic initiatives thus far, we have been able to accomplish that to a large degree. Now, because of the strength we have acquired, it is time for our company to focus on our business lines so that we may fully realize the potential we have amassed both through acquisition and organic growth. In this, we will be tapping into one powerful source for our future expansion: our strength from within.

On a final note, the board and management would like to recognize John Long for his excellent leadership, which contributed to First Advantage's success to date, as he departs his post as Chief Executive Officer on March 30, 2007 to pursue personal interests.



Anand K. Nallathambi
President



Parker S. Kennedy
Chairman of the Board



business segment highlights and 2007 focus

INVESTIGATIVE AND LITIGATION SUPPORT SERVICES
Supports businesses, insurers, claims adjusters, and law firms with corporate, litigation, and insurance fraud investigations, as well as surveillance, computer forensics, electronic discovery, due diligence reporting and data recovery services.



This segment's 2006 acquisitions have been instrumental in furthering our international expansion, as well as increasing product offerings. The acquisition of London-based DataSec UK Ltd. and the simultaneous opening of a new office in Brussels helped us to increase our international foothold. The assets gained with these companies, along with our acquisition of EvidentData, Inc. of California, also expanded our computer forensics and electronic discovery market presence.

The segment's 2006 service revenue was $59 million. Our notable operating margin improvement this year—19.2 percent, up 13.1 percent from 2005—can be attributed primarily to advancements in electronic discovery.

Consistent with the company's emphasis on organic growth, the segment's 2007 focus is to maximize opportunities across the board. We will expand our due diligence services and leverage our current litigation consulting offerings by cross selling among computer forensics and electronic discovery clients, as well as pursuing opportunities presented by other segments. We will also capitalize on the needs of multinational companies by leveraging our international capabilities and presence in Tokyo, London and Brussels.

"Consistent with the company's emphasis on organic growth, the segment's 2007 focus is to maximize opportunities across the board."

EMPLOYER SERVICES

Serves human resource departments with global hiring management systems, recruiting solutions, skills assessments, background verifications, occupational health services, tax credits and incentives programs and more. Also serves corporate security and safety departments with screening and occupational health testing, as well as corporate finance departments with a variety of tax services.



During 2006, the Employer Services segment continued to expand both internationally (with more than 1,300 employees overseas) and domestically through key acquisitions. These included:

- **SkillCheck, Inc.** – a pre-employment testing and educational skills assessment company
- **National Data Verification Services** – New England-based employment screening company
- **Brooke Consulting** – Tokyo-based employment screening company
- **Accufacts Pre-Employment Screening, Inc.** – Florida-based employment screening company
- **HRLogix** – applicant tracking system company
- **DecisionHR** – professional employer organization
- **Refsure Worldwide Pty Ltd.** – Australia-based employment screening company

We are enthusiastic about the new products and services and geographic expansion that these companies bring to the segment. The new services can be cross sold with our preexisting and organically-created resources to allow us to offer a full range of talent acquisition services to employers internationally—contributing to our "one source" goal.

The segment's 2006 service revenue was $195 million, with an operating margin of 10.2 percent.

As one of the company's strongest segments, we look forward to leading the organic growth initiatives in 2007. We will leverage the strength and the universality of our offerings to encourage cross selling across segments. Our early entrance and strong foothold in the Asia-Pacific region positions us well for international and domestic growth, increased sales revenue and additional market share.

LENDER SERVICES

Supports lenders with credit reporting solutions for mortgage and home equity lending needs.

During 2006, the Lender Services segment business, First American Credco, launched a groundbreaking product called the Anthem Suite, an alternate credit scoring and reporting system designed to generate credit information for those with nontraditional credit histories.


FOR
SALE

The Anthem Suite enables lenders to provide service to potential homebuyers who would have previously been turned away because of a lack of credit information. The product suite gained industry-wide acceptance with more than 135 lenders adopting Anthem as the standard for their automated underwriting system.

In addition to forwarding successful products, we are also growing our market share and now serve 19 of the top 20 lenders. Our 2006 service revenue was $176 million, with an operating margin of 30.8 percent.

In 2007, the Lender Services segment will contribute to the company's organic growth by expanding its offerings with new, nontraditional products to satisfy the needs of emerging markets. These products will integrate with our current offerings and contribute to our status as the "one source" our clients can turn to for their lending needs.



DEALER SERVICES

Provides auto and other dealers with consumer credit reports, credit automation software and lead generation services.

This segment's 2006 activities witnessed to the value of leveraging our company's inner strengths through cross-selling initiatives. Dealer Services drove new products and services through some of our 40+ automotive industry partnerships. This included forwarding lead generation products, offered by our own subsidiaries Bar None and Leadclick Media (part of our Data Service segment), through partners Reynolds and Reynolds and DealerTrack. We also worked to maximize preexisting strengths as we used analytics to increase the effectiveness of our lead generation services.



The segment's 2006 service revenue was $121 million, with an operating margin of 13.3 percent.

Our 2007 focus will be on further expanding product sets. We will continue to add products that can be delivered with credit reports to leverage our market share. The marriage of lead generation and credit is a unique capability we bring to the marketplace, reflecting cross-sell initiatives that further our "one source" goal.

DATA SERVICES

Serves businesses with transportation industry credit reports, motor vehicle records, fleet management, supply chain security consulting, criminal records, subprime consumer credit reports and lead generation services. Also provides consumers with consumer location and other services.

The Data Services segment enjoyed another steady year in 2006. In essence, our activities were a precursor to the company's strategies for 2007, as we utilized our internal strengths and offered products that apply to diverse markets in order to counter market cycles.

LeadClick Media, which we acquired in November 2005, had its first full year of operations and proved an essential player in this segment's diversification strategy and cross-selling opportunities. As a lead generation service supporting multiple industries, LeadClick is significant in helping us counter shifting markets, particularly automotive and check cashing industry verticals.

The segment's 2006 service revenue was $149 million, with an operating margin of 27.6 percent.

During 2007, we will continue aggregating nontraditional data with the goal of developing new products that will be of interest to the clients of many of our segments. We will



also increase our reach into additional vertical markets by leveraging customer base and distribution models of other First Advantage companies, consistent with the company's strategies of cross selling and organic growth.

MULTIFAMILY SERVICES

Assists property owners and managers with resident screening, property performance analytics, property management software and renters' insurance services.

Multifamily Services' successes during 2006 included the excellent reception of two new products. We introduced FormsPLUS, our automated lease and document delivery system for multifamily property managers. This product reduces the time spent in generating paperwork and the errors inherent in a manual process. We also successfully piloted our renter's insurance (underwritten by First American Property & Casualty) program, and have since seen extended availability of this product nationwide.

This segment's 2006 service revenue was nearly $69 million, with an operating margin of 22 percent.

In 2007, we will focus on magnifying our internal strengths. We will continue to provide analytics (rather than just data) as we seek to strengthen our number-one-ranked market position. We will also persist in leveraging the data we have—including the nation's largest proprietary database of landlord tenant records—to provide products that reduce risks and increase occupancy for our clients.



board of directors

as of 12/31/06

Parker S. Kennedy, Chairman
Chairman and Chief Executive Officer
The First American Corporation
Santa Ana, California

John W. Long*
Chief Executive Officer
First Advantage Corporation
St. Petersburg, Florida

J. David Chatham
President and Chief Executive Officer
Chatham Holdings, Inc.
Alpharetta, Georgia

D. Barry Connelly
Retired President
Consumer Data Industry Association

Jill Kanin-Lovers
Retired Senior Vice President of
Human Resources
Avon Products, Inc.

Lawrence D. Lenihan, Jr.
Senior Managing Director
Pequot Capital Management, Inc.
New York, New York

Frank V. McMahon
Vice Chairman and Chief Financial Officer
The First American Corporation
Santa Ana, California

Donald E. Nickelson
Director and Vice Chairman
Harbour Group Industries, Inc.
St. Louis, Missouri

Donald A. Robert
Chief Executive Officer
Experian Group
Costa Mesa, California

D. Van Skilling
President
Skilling Enterprises
Palm Desert, California

David F. Walker
Director of Programs of Accountancy,
and Social Responsibility
and Corporate Reporting,
College of Business Administration,
University of South Florida
St. Petersburg, Florida

officers and segment presidents

as of 12/31/06

John W. Long*
Chief Executive Officer

Anand K. Nallathambi*
President

John C. Lamson
Chief Financial Officer and
Executive Vice President

Akshaya B. Mehta
Chief Operating Officer and
Executive Vice President

Alan J. Missen
Chief Information Officer

Isabelle M. Theisen
Chief Security Officer

Julie A. Waters
General Counsel and Vice President

Thomas M. Milligan
Treasurer and Vice President

Lisa A. Steinbach
Controller and Vice President

Anita L. Tefft
Vice President - Human Resources

Bret T. Jardine
Corporate Secretary

Evan T. Barnett
Group President - Multifamily Services

Andrew D. Macdonald
Group President - Investigative and
Litigation Support Services

Howard L. Tischler
Group President - Dealer Services

Bart K. Valdez
Group President - Employer Services

*John Long will resign as chief executive officer as of March 30, 2007, to pursue personal interests; Anand Nallathambi will assume the chief executive officer position on March 30, 2007 and retain presidency.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2006

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number: 001-31666

FIRST ADVANTAGE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**61-1437565**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

100 Carillon Parkway
St. Petersburg, Florida 33716
(Address of principal executive offices, including zip code)

(727) 214-3411
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Class A Common Stock	**The Nasdaq Stock Market LLC**
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) Yes ☒ No ☐ and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (17 C.F.R. Section 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b 2). Yes ☐ No ☒

The aggregate market value of stock held by non-affiliates was $176,658,000 as of June 30, 2006.

There were 10,773,083 shares of outstanding Class A Common Stock of the registrant as of February 27, 2007.

There were 47,726,521 shares of outstanding Class B Common Stock of the registrant as of February 27, 2007.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement related to the 2006 annual meeting of stockholders are incorporated by reference in Part III of this report. The definitive proxy statement will be filed no later than 120 days after the close of the registrant's fiscal year.

Our consumer direct business provides location, verification and screening services directly to consumers through the Internet. This business uses a proprietary software platform and web-based systems to supply customers with services such as individual location, reverse telephone searches, identity verification, criminal record checks, employment and education verifications. This business has developed US SEARCH DARWIN which automates the data management supply chain by accessing, assimilating, and compiling data from disparate sources. The current applications of the technology focus on individual locator and profile services. We are also adapting this technology for use in our Employer Services segment.

The Company also provides specialized credit reports direct to consumers. These reports may be derived from credit reports obtained from one or more of the three United States credit bureaus and may be specially formatted for ease of use by the creditor or to facilitate interpretation by a consumer.

Our subprime credit reporting business provides credit reports derived from its proprietary database. The Company believes Teletrack is the largest provider of credit reports specializing in sub-prime borrowers in the United States, based on the number of reports issued. Its primary customers include pay-day loan, rent-to-own retailers and similar types of creditors. Demand for our subprime credit products usually increases in November and December due to the holidays and increased consumer spending. In turn the business generally experiences a decrease in demand in the first quarter due to tax return refunds, thereby decreasing the need for payday loans.

Our lead generation business is a provider of performance-based, cost-per-action ("CPA") internet marketing solutions. Its primary service offerings are sales lead generation, list management and affiliate network marketing. Customers include a wide variety of companies ranging from medium-sized businesses to Fortune 500 companies, including many service providers in the sub-prime and personal finance markets.

Dealer Services

The Dealer Services segment provides specialized credit reports, credit automation software, and automotive lead generation services to auto dealers and lenders. These reports may be derived from credit reports obtained from one or more of the three United States credit bureaus and may be specially formatted for ease of use by the creditor or to facilitate interpretation by a consumer. The segment provides comprehensive solutions that help organizations meet their lending, leasing and other consumer credit automation needs. By delivering innovative systems, services and data solutions, the Company helps companies reduce risk, decrease costs and improve service. Our Dealer Services segment accounted for approximately 16% of our service revenue in 2006.

Our Dealer Services segment generally experiences seasonality close to the end of the year, which is attributed to the holidays and consumer focus diverted from car sales.

Employer Services

First Advantage's Employer Services segment helps thousands of companies in the United States and abroad manage risk with our employment screening, occupational health, tax incentive services and hiring solutions. Our Employer Services segment accounted for approximately 25% of our service revenue in 2006.

Our employment screening services generate reports about a prospective employee's criminal record, motor vehicle violations, credit standing and involvement in civil litigation. We also make inquiries of provided references and former employers, verify educational credentials and licenses, verify social security numbers and check industry specific records. A customer can order any of these and other related services individually, as a package with our other employment screening products or with other products we offer. Depending on a customer's preference, orders may be placed and fulfilled directly from the Company, through a secure Internet connection, software, facsimile or through third party vendors.

Our occupational health products generally involve the design and management of drug free workplace programs, including provision for the collection and testing of specimens and interpretation of the results. We also provide physical examination services to employers. Reports of our findings are generally delivered through a secure Internet connection or through other direct means. We also develop and manage employee assistance programs, which provide our customers' employees with access to confidential counseling services and other resources to assist with personal issues that may affect workplace productivity. These programs cover a wide range of personal and workplace issues, including alcohol and drug abuse, marital problems, family matters, bereavement management, depression, stress, retirement and downsizing. First Advantage's employee assistance programs also provide employers with a number of corporate-focused services, including management counseling, critical incident stress management programs, organizational change consulting and intensive specialty training on issues such as violence in the workplace.

Our tax incentive services specialize in identifying primarily employment-related tax incentive programs available under both federal and state legislation, and processing the paperwork required to capture such tax incentives and credits. We also offer comprehensive sales and use tax-consulting services to assist clients with compliance with changing laws and regulations affecting sales and use taxes.

Our hiring solutions group provides skills assessment, recruiting, and hiring systems to manage job applicants. We provide an applicant tracking system to customers to track job applicants from the initial stages of job requisition development through the hiring and on-board process. We can also provide the complete outsourcing of the recruitment process.

Our professional employer organization provides comprehensive outsourced management of payroll and human resource management for its clients.

Our employment screening, occupational health services and hiring solutions generally experience seasonality near year-end, which is attributed to decreases in hiring. Our tax incentive services group's ability to obtain certain tax credits, such as the Work Opportunity Tax Credit ("WOTC") program or a similar program, is dependent upon the passage of federal legislation that generally must be renewed every one or two years. The Work Opportunity Tax Credit program was renewed for two years in fourth quarter 2006 for employees hired after December 31, 2005 and before January 1, 2008.

Multifamily Services

First Advantage's Multifamily Services segment helps thousands of companies in the United States manage risk with resident screening services. Our Multifamily Services segment accounted for approximately 9% of our service revenue in 2006.

Our resident screening offerings generate reports containing information about a prospective renter's eviction record, lease and payment performance history, credit standing, references and criminal records to residential property managers and owners operating in the United States. Depending on a customer's needs, our reports may contain one or any combination of these pieces of information. In serving our customers, we may draw on our database of landlord-tenant records, which is the largest of its kind in the United States, and our database of criminal conviction information, which is one of the largest for use in resident screening in the United States. We also offer a scoring product, which assesses risk of default by a prospective renter based on a statistical scoring model developed exclusively for the multifamily housing industry. Customers generally order and receive the segment's resident screening products through a secure Internet connection or through proprietary software.

Our resident screening products experience seasonality declines during the winter months from November to March.

Investigative and Litigation Support Services

The Investigative and Litigation Support Services segment provides corporate litigation and investigative services. Products and services provided by the segment include: surveillance services, field interviews, computer forensics, electronic discovery, due diligence reports and other high level investigations. Our Investigative and Litigation Support Services segment accounted for approximately 8% of our service revenue in 2006.

Our investigative service businesses help customers with investigative services designed to detect and expose worker's compensation, disability and liability insurance fraud. Purchased mostly by insurance carriers, third party administrators and self-insuring companies, these services generally involve field surveillance and interviews conducted by more than 80 full-time licensed staff investigators. This segment receives orders in a variety of ways, including by telephone or other direct contact with the client, facsimile, e-mail or through the Internet. In most cases, investigation reports, including accompanying video, are sent via mail or courier to the client.

Within this segment we also provide services that assist our customers in business, legal and financial matters, including investigations and litigation arising from trade secret theft, software infringement, financial fraud, employee malfeasance and unfair competition. The segment employs computer forensic and electronic discovery experts and consultants in its bi-coastal state-of-the-art laboratories. We also offer due diligence services for a variety of purposes and have a specialized database of hedge fund managers. Increased emphasis on corporate integrity and compliance, following the wave of corporate scandals and the resulting litigation, has driven growth in the segment's business.

Historical Growth

Prior to the June 5, 2003 mergers, HireCheck, Employee Health Programs, SafeRent, Substance Abuse Management, American Driving Records and First American Registry, now wholly-owned subsidiaries of First Advantage, were wholly-owned subsidiaries of First American and made up the FAST division.

In the late 1990s, First American initiated a diversification strategy which called for, among other things, the combination of one of its core competencies—data management and analysis—with businesses that are counter-cyclical to its long-standing real estate related products and services. First American also sought businesses that were complementary to its rapidly growing credit reporting business, First American CREDCO. First American management initially focused on the background screening industry—an information-intensive business with a heavy demand for credit reports and a relatively tangential tie to the real estate market.

In September 1998, First American began its entry into the employee screening industry by acquiring HireCheck. HireCheck, headquartered in St. Petersburg, Florida, and now referred to as First Advantage Background Services Corporation is today the principal subsidiary through which our Employer Services segment provides employment screening services. In the same month, First American also entered the resident screening industry by acquiring First American Registry, now known as First Advantage SafeRent, headquartered in Rockville, Maryland. First Advantage SafeRent, which we believe to be the largest resident screening company in the United States, is today the principal subsidiary through which our Multifamily Services segment provides resident screening products.

Continuing its efforts to provide a comprehensive set of risk management tools to its customers, in August 2001 First American entered the occupational health services business by acquiring Milwaukee, Wisconsin-based Substance Abuse Management.

Five months later, in January 2002, First American further added to the menu of services offered by the FAST division by acquiring American Driving Records, a Rancho Cordova, California-based provider of motor vehicle reports. One of the largest competitors in its industry, American Driving Records brought to the FAST division not only a formidable player in a key area of the risk management industry, but also enhanced the division's access to the motor vehicle records of almost every state in the United States. With American Driving Records, First American purchased ZapApp India Private Limited, a Bangalore, India-based private limited company that provides technology services to American Driving Records and now to all of First Advantage.

In an effort to improve the profitability of the companies then comprising the FAST division, in the second quarter of 2001 First American reorganized the division's management structure by dedicating a single management group to the oversight of all operations. By emphasizing the group as a whole, First American believed this reorganization effort would position the FAST division to pursue cross-selling opportunities, take advantage of mutual supplier relationships and leverage technological developments and resources across the entire division. It also hoped to focus management on efforts to improve the division's operating margins by increasing the volume of transactions performed using the division's existing systems, whether through internal sales growth or by acquiring businesses with complementary product offerings. In January 2002, First American formally created the FAST division and began reporting the division as a segment in its financial statements.

Strategic Acquisitions Following the 2001 Reorganization

First American supplemented the division's employee background screening operations by acquiring Factual Business Information, Inc., headquartered in Miami, Florida, in August 2001 and Pretiem Corporation, headquartered in Princeton Junction, New Jersey, in December of 2001. These acquisitions provided the division with an expanded customer base for employee screening services in three important employment markets: the Miami metropolitan area, New Jersey and New York State.

In the last quarter of 2002, the FAST division completed acquisitions of Employee Health Programs in October and SafeRent in November.

A competitor of Substance Abuse Management, the Bethesda, Maryland-based Employee Health Programs brought critical volume to the FAST division's occupational health business. Through the acquisition of Employee Health Programs, the FAST division also expanded the scope of its existing services to include employee assistance programs, which are designed to help troubled employees resolve personal issues that can affect workplace productivity. Employee Health Programs and Substance Abuse Management, now known as First Advantage Occupational Health Services Corporation, are today the principal subsidiaries through which the Employer Services segment provides occupational health services.

SafeRent, headquartered in Denver, Colorado, brought additional key customers to the FAST division's resident screening business and increased the division's penetration in key markets, in particular markets in the western United States.

June 5, 2003 Mergers.

In the June 5, 2003 mergers, the companies comprising the FAST division and US SEARCH combined under one umbrella. US SEARCH brought to First Advantage not only many important employment screening customers through its Professional Resource Screening, Inc. subsidiary, but also an opportunity to pursue a new market—consumers—with specially tailored versions of our existing products. Ultimately, Professional Resource Screening was combined with the other companies in our Employer Services segment and the other operations of US SEARCH are now included in our Data Services segment.

September 14, 2005 Merger

On September 14, 2005, the Company completed the acquisition to buy First American's CIG Business under the terms of the master transfer agreement. Under the terms of the agreement, First American and its First American Real Estate Solutions ("FARES") joint venture contributed their mortgage, automotive, consumer and sub-prime credit businesses to First Advantage in exchange for 29,073,170 shares of First Advantage Class B common stock. The acquisition of the CIG Business by First Advantage was a transaction between businesses under common control of First American. As such, First Advantage recorded the assets and liabilities of the CIG Business at historical cost. Historical financial statements of First Advantage have been restated to include results of operations of the CIG Business at historical costs.

Strategic Acquisitions

Since becoming a public company in June 2003, we have actively pursued our acquisition strategy. In August 2003, we acquired two employment background screening companies, Liberatore Services, Inc. and Total Information Source, Inc., and an occupational health services company, Continental Compliance Systems. In September 2003 we further expanded our occupational health services with the acquisition of Employee Information Services, Inc. In that same month, we acquired Omega Insurance Services, Inc., which brought a new investigative services product to First Advantage. In November 2003 we made three acquisitions: occupational health services company Greystone Health Sciences Corporation; MedTech Diagnostics, Inc., a provider of both occupational health services and employment screening services; and Agency Records, Inc., a provider of motor vehicle records. In December 2003, we acquired Credential Check & Personnel Services, Inc., an employment screening company.

During the first quarter of 2004, the Company acquired Quantitative Risk Solutions LLC, Proudfoot Reports Incorporated, MVR's, Inc., Background Information Systems, Inc., Infocheck Ltd. and Landlord Protect, Inc. During the second quarter of 2004, the Company acquired U.D. Registry, Inc., CoreFacts, LLC, Realeum, Inc., and CIC Enterprises, Inc. During the third quarter 2004, the Company acquired BackTrack Reports, Inc. and National Background Data, LLC. During the fourth quarter 2004, the Company acquired Business Tax Credit Corporation d/b/a The Alameda Company and Compunet Credit Services, Inc.

The Company acquired fifteen companies in 2005. In second quarter 2005, the Company acquired Bar None, Inc, a provider of credit-based lead generation, processing and tracking services, which is included in our Dealer Services segment. In fourth quarter 2005, the Company acquired majority interest in LeadClick Media Inc, an online lead-generation and marketing company. This company is included in our Data Services segment. In 2005, we acquired two businesses from Experian. They were Experian RES and Credit Data Services, both were added to our Lender Services segment. Throughout the year, we added six companies to our Employer Services segment, including ITax Group, Inc., Quest Research Group, LTD, Recruitemet, Inc., Road Manager Financial Services, Inc., TruStar Solutions, Inc., and majority interest in PrideRock Holding Company, Inc. Recruitemet, Inc. and TruStar Solutions, Inc. together became our hiring solutions group. Three companies were added to our Investigative and Litigation Support Services segment in 2005. They were Data Recovery Services, Inc., Phoenix Research Corporation, and True Data Partners. We also acquired The Info Center and Jenark Business Systems, Inc. which both are included in our Multifamily Services segment.

The Company acquired eleven companies in 2006. Nine of those acquisitions, SkillCheck Inc., National Data Verification Services, Brooke Consulting, HR Logix LLC, Inquest, Inc., Accufacts Pre-Employment Screening, Inc., DecisionHR USA, Inc., Refsure Worldwide Pty LTD, and Single Source Services, Inc. are included in our Employer Services Segment. Two of the current year acquisitions, Evident Data, Inc. and DataSec UK Ltd are included in our Investigative and Litigation Support Services segment.

Customers

First Advantage, through its subsidiaries, serves a wide variety of clients throughout the United States and abroad. The tens of thousands of customers served by First Advantage include nearly a quarter of those businesses comprising the Fortune 1000, leading mortgage lenders, automobile dealerships, real estate investment trusts and property management companies, many of the top providers of transportation services, insurance agents, the leading national law firms, and non-profit organizations. Dominant categories of customers vary depending on the type of service or product. For example, our credit reporting services are typically purchased by industry-leading mortgage and refinance lenders. Automobile dealerships nationwide buy our credit reports as well as our automotive lead generation services. Insurance carriers, agents and claims adjusters purchase a substantial proportion of our surveillance services. Law firms nationwide utilize the computer forensics and e-discovery services we offer. Trucking companies are major consumers of our occupational health and transportation industry credit services. Multifamily housing property management companies and landlords of all sizes are represented in the resident screening business' customer base. Larger employers represent the predominant share of the employee background screening and tax incentive services clients. Individual consumers dominate the customer base for our consumer direct businesses. We derive approximately $21.0 million of revenue from operations outside the United States and their related customers.

Excluding our consumer direct businesses, which have a fluid customer base, we have in excess of 90,000 customers. No single customer is responsible for 8 percent or more of our revenue.

Suppliers

Data represents a key ingredient in most of our products. In obtaining such data, we draw upon a wide variety of sources, including governmental agencies, credit reporting agencies, competitors, customers, third parties which compile public record information and on-line search services. Many of our suppliers provide this data in electronic format. We do not anticipate the termination of any significant relationship with any of our data suppliers. Because we believe we could acquire necessary data from other sources, we do not believe that the termination of any supplier relationship would have a material adverse effect on our financial condition or operating results.

In connection with our occupational health services, we depend upon services provided by specimen collection agencies and laboratories. There is significant competition among suppliers of these services and, consequently, we do not believe the termination of our relationship with any of these suppliers would have a material adverse effect on its financial condition or operating results.

We obtain some of our data from consumer credit reporting agencies. Any of these suppliers could stop supplying this data or could substantially increase their prices. Withholding this data could have a material adverse effect on our business, financial condition or results of operations.

Governmental Regulation

Although generally our products or services do not require governmental approvals, our businesses are subject to various federal and state regulations that may impact our products and services. For example, the Federal Fair Credit Reporting Act, Fair and Accurate Credit Transactions Act, the Drivers Privacy Protection Act, the CAN-SPAM act, federal and state laws relating to drug testing, federal and state tax credit laws, state private investigator laws, federal and state laws regulating to residential-leasing and landlord services, federal and state laws regulating the hiring process, and various state laws regulating services that include disclosure of personal information.

Many state and local laws require certain of our subsidiaries and employees engaged in providing our investigative services products to be licensed as private investigators. Some state and local governments require the same with respect to our employee screening companies.

Historically, we have been able to comply with existing laws and regulations without incurring substantial costs or restrictions on our business.

Competition

A number of companies compete with our service offerings..First Advantage's most significant credit reporting services competitors are the three major credit repositories and Kroll Factual Data ("Kroll"). First

Advantage's most significant national competitors in employment background verifications include ChoicePoint, Kroll, U.S. Investigative Services and ADP, although hundreds of local and regional competitors also exist. In occupational health services, we believe that we have only one significant nationwide competitor, ChoicePoint; however, there are a number of local and regional companies in the industry, as well. The addition of both applicant tracking systems ("ATS") and recruiting services brought new competitors into our mix. The ATS competitive field includes no dominant players, but rather, many small competitors focused on serving specific industries. Similarly, competition in recruiting is also very diverse and includes ATS companies, advertising agencies, job board companies, and in house recruiting departments. First Advantage's most significant national competitors in our tax incentive services include ADP, Mintax, Talx and the Big 4 accounting firms, and other small regional companies operating in that market. The resident screening industry is fragmented, with only approximately eight other companies providing significant competition to First Advantage's business on a national level. In motor vehicle record services, there are approximately ten major competitors to First Advantage, the most predominant of which is ChoicePoint. Our new transportation credit services business competes with three significant vendors. First Advantage's insurance fraud investigative services also compete with three other companies on a national basis, with a broad spectrum of regional and local competitors. First Advantage's due diligence services compete with a handful of small boutiques, Kroll and two or three regional firms across the country. Our computer forensics services mainly compete against the large litigation consulting practices, the Big 4 accounting firms, and Kroll. Our e-discovery business line also competes with Kroll, Electronic Evidence Discovery, and a handful of other top tier providers. There is also some competition from small regional companies and sole practitioners for both of these services. In virtually all of these markets, First Advantage competes foremost on the basis of customer service and secondarily on product and price differentiation.

The primary competitors to our consumer location businesses include telephone companies and other third parties who publish free printed or electronic directories, private investigation firms and web-based companies, such as KnowX.com.

Intellectual Property

First Advantage owns a number of items of intellectual property, including trademarks, tradenames, copyrights, patents, domain names and unregistered trade secrets. First Advantage also owns the US SEARCH DARWIN™ software platform, which uses advanced technology to access, assimilate, compile, distribute and present data from public and private databases. The patent application for this technology was published on December 19, 2002 and was issued by the Patent and Trademark Office on January 25, 2005. Based on aforementioned application, patent applications are also under review by the patent authorities in Australia, China and India respectively for this technology. First Advantage is not dependent upon any single item of intellectual property.

Strategies for Future Growth of First Advantage

First Advantage believes that as the world becomes increasingly risky for individuals and organizations, demand for our products and services will grow. Our primary goal is to be well positioned to capture not only a substantial portion of the existing market, but also a substantial share of the expected growth. We intend to accomplish this goal in the following manner:

Pursue Strategic Acquisitions. We intend to continue pursuing acquisitions of companies that would enable us to enter new markets as well as increase our share of those markets in which we are already operating. We will pursue companies with assets that will enhance our ability to fulfill orders, including companies with proprietary databases containing information for use in our products or technology that would make order placement or product delivery more efficient. We also expect to pursue acquisition opportunities which would enable us to enter into related product fields. Our acquisitions of TruStar Solutions, Inc., Recruiternet, Inc., SkillCheck, Inc., and HR Logix, LLC., all applicant service companies, and our acquisition of Decision HR USA, Inc., a professional employer organization, are examples of our efforts to enter into related product fields. Our 2005 acquisitions of Phoenix Research Corporation and True Data Partners, allowed us to expand the breath of our high-end investigative services, such as e-discovery and computer forensics, in our Investigative and Litigation Support Services segment.

Consolidate Operations. We intend to continue our aggressive efforts to consolidate the operations brought together in the June 2003 and September 2005 mergers and the operations of businesses we have since acquired and will acquire. This includes efforts not only to capture synergies by eliminating personnel and systems duplication, but also to exploit cross-selling opportunities.

International Expansion. In second quarter 2005, we acquired Quest Research Ltd., the premier provider of employment screening services in India and East Asia. In fourth quarter 2005, the Company opened an employment screening office in Manila, Philippines to help serve the increasing overseas demand for screening by multinational corporations. In first quarter 2006, we acquired Brooke Consulting, a regional employment screening provider focused on Japan and Korea. In third quarter 2006, we acquired Refsure Worldwide Pty Ltd., a background screening company located in Sydney, Australia that provides services throughout Asia-Pacific. These strategic additions bolster the international employment screening operations of First Advantage, situating the Company to more effectively service multinational corporations' demands for these services. We intend to continue to pursue opportunities to offer our services outside the United States. Given the risks that face businesses around the world, we believe that international markets provide a substantial opportunity for growth. We expect that by expanding our offerings to other countries we will also enhance our ability to compete in the United States for the business of global companies.

Product Expansion. First Advantage continues to seek strategic methods of meeting unique customer and market segment needs by providing solutions through product expansion and the ability to bundle various product offerings. Our Lender Services segment has identified the need for alternative credit products in the non-traditional and emerging home loan markets. Additionally, our emergence into the lead generation industry will provide a conduit to bundle service offerings with our Dealer Services segment enabling First Advantage to bring new products and business solutions to meet our market segment needs.

Employees

We employ over 4,400 people. Of this number, approximately 1,300 are employed abroad.

Item 1A. Risk Factors.

You should consider carefully the following risk factors, as well as the other information contained elsewhere in this Annual Report on Form 10-K. We face risks other than those listed here, including those that are unknown to us and others of which we may be aware but, at present, consider immaterial. Because of the following factors, as well as other variables affecting our operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

We are controlled by First American and as a result other stockholders have little or no influence over stockholders' decisions.

As a result of the June 5, 2003 mergers and our acquisition of First American's CIG and related businesses, First American and affiliates own 100% of our Class B common stock, which have ten votes per share compared to one vote per share of our Class A common stock. Consequently, First American controls over 97% of the total voting power of First Advantage and, therefore, First American has the right to control the outcome of any matter submitted for the vote or consent of First Advantage's stockholders, unless a separate class vote is required under Delaware law. First American has the voting power to control the election of our board of directors and is able to cause an amendment of our certificate of incorporation or bylaws. First American also may be able to cause changes in our business without seeking the approval of any other party. These changes may not be beneficial to us or in the best interest of our other stockholders. For example, First American has the power to prevent, delay or cause a change in control and could take other actions that might be favorable to First American, but not necessarily to other stockholders. Similarly, subject to restrictions contained in the standstill agreement entered into as part of the June 5, 2003 mergers, First American has the voting power to exercise a controlling influence over our business and affairs and has the ability to make decisions concerning such things as:

- mergers or other business combinations;
- purchases or sales of assets;
- offerings of securities;
- indebtedness that we may incur; and
- payments of any dividends.

We cannot assure you that First American's ownership of our common stock or its relationship with us will not have a material adverse effect on our overall business strategy or on the market price of our Class A common stock.

Under The Nasdaq Stock Market LLC ("Nasdaq") corporate governance rules, if a single stockholder holds more than 50% of the voting power of a company, that company is considered a "controlled company." A controlled company is exempt from the Nasdaq rules requiring that a majority of the company's board of directors be independent directors and that the compensation and nomination committees be comprised solely of independent directors. First American owns more than 50% of the voting power of First Advantage and we may take advantage of such exemptions afforded to controlled companies.

First American could sell its controlling interest in us and therefore we could eventually be controlled by an unknown third party.

Subject to certain restrictions, First American could elect to sell all or a substantial or controlling portion of its equity interest in us to a third party without offering to our other stockholders the opportunity to participate in the transaction. If another party acquires First American's interest in us, that third party may be able to control us in the same manner that First American is able to control us. A sale to a third party also may adversely affect the market price of our Class A common stock because the change in control may result in a change in management decisions, business policy and our attractiveness to future investors.

We have very little operating history as an independent company.

Before June 5, 2003, we had no operating history as a separate public company. Due to this lack of operating history as a separate public company, there can be no assurance that our business strategy will be successful on a long-term basis. Several members of our management team have never operated a stand-alone public company.

We may need additional capital in order to finance operations or pursue acquisitions. Accordingly, we may have to obtain our own financing for operations and perform most of our own administrative functions. There can be no assurance that we will be able to develop successfully the financial and managerial resources and structure necessary to operate as an independent public company, or that our available financing and anticipated cash flow from operations will be sufficient to meet all of our cash requirements.

We are dependent on information suppliers. If we are unable to manage successfully our relationships with a number of these suppliers, the quality and availability of our services may be harmed.

We obtain some of the data used in our services from third party suppliers and government entities. If a number of suppliers are no longer able or are unwilling to provide us with certain data, we may need to find alternative sources. If we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, we could experience service disruptions, increased costs and reduced quality of our services. Additionally, if one or more of our suppliers terminates our existing agreements, there is no assurance that we will obtain new agreements with third party suppliers on terms favorable to us, if at all. Loss of such access or the availability of data in the future due to increased governmental regulation or otherwise could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to increased regulation regarding the use of personal information.

Certain data and services we provide are subject to regulation by various federal, state and local regulatory authorities. Compliance with existing federal, state and local laws and regulations has not had a material adverse effect on our results of operations or financial condition to date. Nonetheless, federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may increasingly affect our operations and could result in substantial regulatory compliance expense, litigation expense and a loss of revenue.

We face significant security risks related to our electronic transmission of confidential information.

We rely on encryption and other technologies to provide system security to effect secure transmission of confidential or personal information. We may license these technologies from third parties. There is no assurance that our use of applications designed for data security, or that of third-party contractors will effectively counter evolving security risks. A security or privacy breach could:

- expose us to liability;
- increase our expenses relating to resolution of these breaches;
- deter customers from using our services; and
- deter suppliers from doing business with us.

Any inability to protect the security and privacy of our electronic transactions could have a material adverse effect on our business, financial condition or results of operations.

First Advantage may be adversely affected by recent high-profile events involving data theft at a number of information services companies.

Several information services companies that are competitors of First Advantage have recently been involved in high-profile events involving data theft. These incidents or similar data theft incidents in the future could impact First Advantage. In particular, these events could result in increased legal and regulatory scrutiny of the industry in general and specific information services companies in particular and changes in federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace. Changes in the laws and adverse publicity or potential litigation concerning the commercial use of such information may affect First Advantage's operations and could result in substantial regulatory compliance expense, litigation expense and a loss of revenue.

We could face liability based on the nature of our services and the content of the materials provided which may not be covered by insurance.

We may face potential liability from individuals, government agencies or businesses for defamation, invasion of privacy, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear or are used in our products or services. Insurance may not be available to cover claims of these types or may not be adequate to cover us for all risks to which we are exposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to pursue our acquisition strategy.

Our strategy is to grow through acquisitions. For example, since January 1, 2006, we completed eleven acquisitions. We may not be able to identify suitable acquisition candidates, obtain the capital necessary to pursue our acquisition strategy or complete acquisitions on satisfactory terms. A number of our competitors also have adopted the strategy of expanding and diversifying through acquisitions. We likely will experience competition in our effort to execute on our acquisition strategy, and we expect the level of competition to increase. As a result, we may be unable to continue to make acquisitions or may be forced to pay more for the companies we are able to acquire.

The integration of companies we acquire may be difficult and may result in a failure to realize some of the anticipated potential benefits of our acquisitions.

When we acquire companies or businesses, we may not be able to integrate or manage these businesses so as to produce returns that justify the investment. Any difficulty in successfully integrating or managing the operations of the businesses could have a material adverse effect on our business, financial condition, results of operations or liquidity, and could lead to a failure to realize any anticipated synergies. Our management also will be required to dedicate substantial time and effort to the integration of our acquisitions. These efforts could divert management's focus and resources from other strategic opportunities and operational matters.

Successful integration of the Credit Information Group into First Advantage is dependent on several factors, and the failure to realize the expected benefits of the acquisition of the Credit Information Group could have an adverse effect on our operations.

First Advantage acquired the Credit Information Group from First American in September 2005, and, as a result, First Advantage significantly increased the size of its operations and business. The integration of the Credit Information Group into the operations of First Advantage and its subsidiaries involves the integration of several businesses that previously operated independently. We cannot assure you that First Advantage will be able to integrate the operations of the Credit Information Group without encountering difficulties. Any difficulty in integrating the operations of the Credit Information Group successfully could have a material adverse effect on the business, financial condition, results of operations or prospects of First Advantage, and could lead to a failure to realize the anticipated benefits of the acquisition. Moreover, First Advantage's management will be required to dedicate substantial time and effort to the integration of the Credit Information Group. During the integration process, these efforts could divert management's focus and resources from other strategic opportunities and operational matters.

The continued success of the Credit Information Group is dependent on a number of factors, some of which may be beyond First Advantage's control.

A substantial proportion of the revenue of the Credit Information Group is derived from the resale to end users of credit reports provided exclusively by the three repositories of credit information in the United States. In certain transactions, such as those involving the resale of residential property, end users require the Credit Information Group to provide a credit report derived from merged information supplied by all three repositories. These repositories also sell credit reports directly to end users. There can be no assurance that a credit repository will not attempt to gain a competitive advantage over the Credit Information Group by increasing the price it charges the Credit Information Group for credit reports or by selling credit reports to end users at a lower price than the Credit Information Group can offer. Such practices may make the credit report products of the Credit Information Group less profitable or less attractive to end-users and, thus, may have a material adverse effect on the results of operations or financial condition of the Credit Information Group.

In addition, a portion of the Credit Information Group's revenues that may in the future be received under an outsourcing agreement with First American are dependent upon the performance of RELS, LLC ("RELS"), an entity that is managed and controlled by First American, and thus are beyond the control of First Advantage. The commercial arrangements under which RELS provides services and it derives revenues are based on agreements with RELS' single customer, which is the other member of RELS, whose interests may be different from and/or adverse to First Advantage. These underlying arrangements are terminable with little or no notice. Accordingly, there can be no assurances as to revenues, if any, that may in the future be received by First Advantage under the outsourcing agreement. The loss of such revenues could be material to First Advantage.

In connection with its acquisition of the Credit Information Group, First Advantage entered into a new services agreement under which First American agrees to provide a number of key services to First Advantage. Under this agreement, First American and its affiliates agree to serve as the exclusive resellers of credit reports and related services compiled by the Credit Information Group to the mortgage market. First American has agreed to provide these services for only a limited period of time, and there is no guarantee that First American will continue to provide these services to First Advantage following the expiration of the term of the applicable service under the amended and restated services agreement, or continue the price or other terms on which First American might be willing to do so. In addition, since the sale of Credit Information Group reports and services in the mortgage industry will be made exclusively by First American, the sale of these reports and services will be in accordance with the terms of the amended and restated services agreement, and there can be no assurances as to the future amount of such sales or level of services beyond the term or in excess of the levels required under the services agreement.

Finally, demand for a substantial portion of the Credit Information Group's products generally decreases as the number of lending transactions in which the Credit Information Group's products are purchased decreases. Management of the Credit Information Group has found that the number of lending transactions in which the Credit Information Group's products are purchased decreases when interest rates are high, the supply of funds for borrowing are limited or the United States economy is weak. First Advantage believes that this trend could continue when these factors occur.

We may not be able to realize the entire book value of goodwill from acquisitions.

As of December 31, 2006, we have approximately $650.1 million of goodwill. We have implemented the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires that existing goodwill not be amortized, but instead be assessed annually for impairment or sooner if circumstances indicate a possible impairment. We will monitor for impairment of goodwill on past and future acquisitions. In the event that the book value of goodwill is impaired, any such impairment would be charged to earnings in the period of impairment. There can be no assurances that future impairment of goodwill under SFAS No. 142 will not have a material adverse effect on our business, financial condition or results of operations. The goodwill valuation is performed by management.

We currently do not plan to pay dividends.

We intend to retain future earnings, if any, which may be generated from operations to help finance the growth and development of our business. As a result, we do not anticipate paying dividends to stockholders for the foreseeable future.

Our business depends on technology that may become obsolete.

We use the US SEARCH DARWIN™ technology and other information technology to better serve our clients and reduce costs. These technologies likely will change and may become obsolete as new technologies develop. Our future success will depend upon our ability to remain current with the rapid changes in the technologies used in our business, to learn quickly to use new technologies as they emerge and to develop new technology-based solutions as appropriate. If we are unable to do this, we could be at a competitive disadvantage. Our competitors may gain exclusive access to improved technology, which also could put us at a competitive disadvantage. If we cannot adapt to these changes, our business, financial condition or results of operations may be materially affected in an adverse manner.

Our Class A common stock has minimal liquidity due to its small public float.

Although as of December 31, 2006 there were approximately 58 million total shares of First Advantage common stock outstanding, approximately 76% are owned by First American, approximately 6% are owned by Experian and approximately 4% are held of record by Pequot Private Equity Fund II, L.P. Currently only approximately 14% of our issued and outstanding shares are freely transferable without restriction under the Securities Act. Accordingly, only a small number of shares of First Advantage actually trade—between January 1, 2006 and December 31, 2006 the average daily trading volume of our Class A common stock was approximately 54,000 shares per trading day. Consequently, our stockholders may have difficulty selling shares of our Class A common stock.

Significant stockholders may sell shares of our common stock that may cause our share price to fall.

Subject to certain restrictions, First American may at any time convert each of its shares of our Class B common stock into one share of Class A common stock. First American or Pequot may transfer shares of our common stock in a privately-negotiated transaction or to affiliates or stockholders. Any transfers, sales or distributions by First American or Pequot of a substantial amount of our Class A common stock in the marketplace, or to stockholders, or the market perception that these transfers, sales or distributions could occur, could materially and adversely affect the prevailing market prices for our Class A common stock.

Conflict of interest may arise because certain of our directors and officers are also directors and officers of the Company's related parties.

Certain persons associated with the Company have a continuing relationship with related parties. Parker Kennedy, Chairman of the Board of First Advantage, also serves as Chief Executive Officer and Chairman of First American and as an executive officer and board member of certain of its affiliates. As such he may have great influence on our business decisions. Mr. Kennedy, currently associated with First American, was asked to serve as a director and officer of First Advantage because of his knowledge of, and experience with, our business and its operations. Mr. Kennedy owns stock, and options to acquire stock, of First American. Donald Robert, a director of First Advantage, is the Chief Executive Officer of Experian Group. Frank McMahon, a director of First Advantage, also serves as Chief Financial Officer and Vice Chairman of First American. Additionally, two of our directors, David Chatham and D. Van Skilling serve on the First American board.

These affiliations with both First American and First Advantage could create, or appear to create, potential conflicts of interest when this director and executive officer is faced with decisions that could have different implications for First American and First Advantage.

We are a party to a stockholders agreement that may impact corporate governance.

First Advantage, First American and Pequot have entered into a stockholders agreement pursuant to which First American has agreed to vote as many of its shares in First Advantage as is necessary to ensure that our board of directors has no more than ten members and that a representative of Pequot who meets certain requirements is elected a director of First Advantage or, at Pequot's request, a board observer of First Advantage. Pequot's right to designate a board member or observer will continue until such time as Pequot and its affiliates' collective ownership of First Advantage stock is less than 75% of the holdings Pequot received in the June 5, 2003 mergers. As a result of this arrangement and First American's dominant ownership position in First Advantage, holders of First Advantage Class A common stock (other than Pequot) will have little or no ability to cause a director selected by such holders to be appointed to our board of directors and, consequently, little or no ability to influence the direction or management of First Advantage.

Our results of operations may be affected by the seasonality of our business.

Historically, we have seen a decrease in our volumes in certain segments of our business, in particular our Employer Services and Multifamily segments, due to the holiday season and inclement weather that results in declines in hiring and apartment rental activity. Accordingly, there may be a decrease in earnings in the first and fourth quarter as compared to the second and third quarter.

We are subject to significant competition in many of the markets in which we compete.

The information industry in which we operate is highly competitive, and is expected to remain highly competitive. In each of the markets served, we compete on the basis of price, quality, customer service and product and service selection. Our competitive position in various market segments depends upon the relative strength of competitors in the segment and the resources devoted to competing in that segment. Due to their size, certain competitors may be able to allocate greater resources to a particular market segment than we can. As a result, these competitors may be in a better position to anticipate and respond to changing customer preferences, emerging technologies and market trends. In addition, new competitors and alliances may emerge to take market share away. We may be unable to maintain or strengthen our competitive position in our market segments, especially against larger competitors. We any incur additional costs to upgrade systems in order to compete. If we fail to successfully compete, our business, financial position and results of operations may be adversely affected.

Our failure to attract and retain qualified personnel would have a material adverse effect on our business.

We cannot be certain that we can continue to attract and retain sufficient qualified management, technical, sales or other personnel necessary to conduct our business successfully. The resignation, retirement, death or disability of the Chief Executive Office or President and the inability to sufficiently replace either position could adversely affect our business.

We cannot assure that our stock price will not fall.

The market price of our Class A common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

- quarterly variations in our operating results;
- changes in revenue or earnings estimates or publication of research reports by analysts;
- failure to meet analysts' revenue or earnings estimates;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as acquisitions or restructurings;

- actions by institutional stockholders;
- general market conditions;
- domestic and international economic factors unrelated to our performance; and
- changes in internal controls over financial reporting.

Our capital raising efforts may dilute stockholders interests.

If we raise additional capital by issuing equity securities, the issuance will result in ownership dilution to our existing stockholders. The extent of the dilution will vary based upon the amount of capital raised.

Item 1B. Unresolved Staff Comments.

None.

Available Information

We maintain a website, www.fadv.com, which includes financial and other information for investors. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through the investor relations page of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Our website and the information contained therein or connected thereto are not intended to be incorporated into this annual report on Form 10-K, or any other filing with the Securities and Exchange Commission unless we expressly incorporate such materials.

The public can read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. The public can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2. Properties

Our corporate headquarters is located in approximately 74,000 square feet of office space in St. Petersburg, Florida. The Company's Florida based employment background screening group and investigative services group also reside in this office space. The lease commenced in April 2005 and terminates One Hundred Fifty-Six (156) months from the commencement date. Current monthly rent is approximately $128,000.

The Company's Lender Services segment and certain businesses in its Dealer Services segment lease two office buildings from First American in Poway, California. The total square footage is approximately 153,000 and the monthly rent is approximately $169,000. The lease commenced in September 2005 and expires in Sixty (60) months from the commencement date.

First Advantage, through its subsidiaries, maintains approximately 92 other offices in North America and abroad. These offices, all of which are leased, comprise a total of approximately 819,000 square feet of space.

Item 3. Legal Proceedings

First Advantage's subsidiaries are involved in litigation from time to time in the ordinary course of their businesses. We do not believe that the outcome of any pending or threatened litigation involving these entities will have a material adverse effect on our financial position, operating results or cash flows.

A subsidiary of the Company is a defendant in a class action lawsuit that is pending in federal court in New York. The parties reached a settlement agreement in principal pending court approval. The plaintiffs allege that our subsidiary, directly and through its agents, violated the Fair Credit Reporting Act, New York's Fair Credit

Reporting Act and New York's Deceptive Practices Act by failing to use reasonable procedures to ensure the maximum possible accuracy when issuing tenant reports. The action sought injunctive and declaratory relief, compensatory, punitive and statutory damages, plus attorneys' fees and costs. If approved by the court, the settlement does not have a material adverse affect on its financial condition, results of operations or cash flows.

Two subsidiaries are defendants in separate class action lawsuits that are pending in state court in California. The plaintiffs in both cases allege that our subsidiaries, directly and through their agents, violated the California Consumer Credit Reporting Agencies Act and California Business and Professions Code by failing to use reasonable procedures to ensure the maximum possible accuracy when issuing tenant reports. The actions seek injunctive relief, an accounting, restitution, statutory damages, interest, punitive damages and attorneys' fees and costs. In one of the cases, the court has denied the plaintiff's motion of class certification. The Company does not believe that the ultimate resolution of these actions will have a material adverse affect on its financial condition, results of operations or cash flows.

One subsidiary has been recently named in a class action lawsuit in New Jersey in which certain plaintiff health care professionals allege that the company acting as a third party administrator for state or governmental licensing boards or agencies improperly employed a certain type of substance testing which the plaintiffs contend is unreliable and rendered results which led to suspension or revocation of their health care licenses. The actions seek damages, interest, punitive damages, injunctive relief, and attorneys' fees and costs. The Company does not believe that the ultimate resolution of this action will have a material adverse affect on its financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the quarter ended December 31, 2006.

Item 5. Market for Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities.

Class A Common Stock Market Prices and Dividends

Our Class A common stock is quoted on The Nasdaq Stock Market LLC under the symbol "FADV". Our Class A common stock commenced trading on June 6, 2003. The following table sets forth, for the periods indicated, the high and low sale prices of our Class A common stock as reported on The Nasdaq Stock Market LLC.

	2006		2005	
	High	Low	High	Low
Quarter ended March 31,	$28.67	$22.22	$22.62	$18.79
Quarter ended June 30,	$26.95	$20.77	$24.19	$20.17
Quarter ended September 30,	$22.86	$19.04	$29.40	$23.19
Quarter ended December 31,	$23.34	$18.69	$30.56	$25.06

The approximate number of record holders of Class A common stock on January 31, 2007 was 61.

Our Class B common stock is not listed or quoted on any exchange or quotation system. The First American Corporation and its affiliates own all of our outstanding Class B common stock.

We have not paid any dividends on either our Class A common stock or our Class B common stock and we do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings for use in the operation and expansion of our business.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth details regarding equity securities of the Company that were authorized for issuance under equity compensation plans of the Company as of December 31, 2006.

(in thousands, except per share amount)	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plan approved by security holders [(1)]	4,131	21.67	2,869
Equity compensation plan not approved by security holders [(2)]	71	34.33	
Warrants not approved by security holders [(2)]	166	21.23	

(1) Consists of the 2003 First Advantage Incentive Compensation Plan. See Note 14 to the Company's Notes to Consolidated Financial Statements for additional information.

(2) Consists of shares relating to all outstanding options and warrants assumed by the Company in connection with the merger with US SEARCH.com Inc. See Note 14 to the Company's Notes to Consolidated Financial Statements for additional information.

Recent Sales of Unregistered Securities

In connection with the June 5, 2003 merger of the Company with the FAST division of First American and with US SEARCH.com Inc. we issued 16,027,285 shares of our Class B common stock to First American. We issued these shares to First American in exchange for all of the equity of the companies comprising the FAST division of First American and certain other covenants of First American.

On September 14, 2005, the Company completed the acquisition to buy First American's CIG Business under the terms of the master transfer agreement. First Advantage paid for the CIG Business and related businesses with 29,073,170 shares of its Class B common stock and repaid, in full, the principal debt amount of $20 million by issuing 975,610 shares of its Class B common stock.

On March 23, 2006, the Company issued 1,650,455 shares of its Class B common stock to FADV Holdings LLC, a subsidiary of First American. The issuance of the Class B common stock was in accordance with the Master Transfer agreement with First American for the purchase of its CIG Business, which included the purchase of First American's minority interest in DealerTrack Holdings, Inc. ("DealerTrack"). The Master Transfer agreement required the Company to issue additional shares of Class B common stock to First American in the event that DealerTrack consummated an initial public offering of its stock before the second anniversary of the closing of the CIG acquisition and the value of the minority interest in DealerTrack exceeded $50 million. The initial public offering was completed by DealerTrack on December 16, 2005. The Master Transfer agreement required the Company to issue the number of shares equal to the quotient of (x) 50% of the amount by which the value of the DealerTrack interest exceeds $50 million (based on the average closing price per share of DealerTrack's stock over the 60 business day period beginning on the fifth business day after the completion of its initial public offering), divided by (y) $20.50.

Each share of Class B common stock is convertible into a single share of Class A common stock at the election of First American, at such time as First American and its affiliates collectively own less than 28% of the total issued and outstanding shares of our capital stock or upon transfer of any shares of Class B common stock to a person other than First American or an affiliate of First American (excluding distributions by First American to its shareholders in a tax-free "spinoff" under Section 355(a) of the Internal Revenue Code of 1986, as amended, and any subsequent transfers of such shares).

In issuing these shares we relied on exemptions from registration under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated pursuant to the Securities Act of 1933. We believed the issuance to be exempt from registration because First American, as a corporation with total assets in excess of $5,000,000, was an accredited investor and the transaction otherwise met the requirements for exemption from registration.

There were no shares purchased, since the inception of the Company, as part of a repurchase plan or program.

Item 6. Selected Financial Data

The Company's operating results for the five years ended December 31, 2006 include results for the acquired entities (excluding the CIG Business) from their respective dates of acquisition. The acquisition of the CIG Business by First Advantage was a transaction between businesses under the common control of First American. In an acquisition of businesses under common control, the acquiring company records acquired assets and liabilities at historical costs. The historical income statements of First Advantage for the five years ended December 31, 2006 include the operations of the CIG Business at historical cost assuming the acquisition was completed on January 1, 2002.

Certain amounts for the year ended December 31, 2005, 2004, 2003, and 2002 have been reclassified to conform to the 2006 presentation.

The results of operations for the year ended December 31, 2005, include $3.2 million of nondeductible merger costs that First Advantage incurred in connection with its acquisition of the CIG Business from First American; $2.0 million of costs incurred in connection with the relocation of the company's corporate headquarters and other office consolidations; and $0.6 million of costs related to the launch of the corporate branding initiative that was announced in June 2005.

In fourth quarter 2006, DealerTrack completed a follow on offering of its stock. The Company recognized a pretax investment gain of approximately $7.0 million. In the fourth quarter of 2005, the Company recorded a pre-tax gain of $9.5 million as a result of DealerTrack's sale of 6.7 million shares of its common stock in an initial public offering. The sale of the stock was at a price per share in excess of its carrying value. As a result of the issuance of the shares, the Company's ownership interest in DealerTrack decreased to approximately 14%.

This information is only a summary and should be read in conjunction with the audited financial statements and accompanying notes included in Item 8 "Financial Statements and Supplementary Data".

	For the year ended December 31,				
(in thousands, except per share amounts)	2006	2005	2004	2003	2002
Income Statement Data:					
Service revenue	$ 764,841	$596,105	$472,142	$388,776	$291,215
Reimbursed government fee revenue	52,723	47,644	44,599	31,585	27,885
Total revenue	817,564	643,749	516,741	420,361	319,100
Cost of service revenue	238,622	183,976	147,724	120,890	85,015
Government fees paid	52,723	47,644	44,599	31,585	27,885
Total cost of service	291,345	231,620	192,323	152,475	112,900
Gross margin	526,219	412,129	324,418	267,886	206,200
Operating expenses	405,854	314,126	252,192	208,526	157,876
Impairment loss	—	—	—	1,739	—
Income from operations	120,365	98,003	72,226	57,621	48,324
Total interest (expense) income, net	(12,409)	(6,468)	(1,955)	317	(159)
Equity in earnings (loss) of investee	2,299	1,385	1,782	(326)	—
Gain on sale of investment	6,993	9,471	—	13,028	—
Income before income taxes and minority interest	117,248	102,391	72,053	70,640	48,165
Provision for income taxes	47,773	43,522	29,720	32,755	19,600
Income before minority interest	69,475	58,869	42,333	37,885	28,565
Minority interest	3,314	443	—	—	—
Net income	$ 66,161	$ 58,426	$ 42,333	$ 37,885	$ 28,565
Balance Sheet Data:					
Total assets	$1,089,923	$986,064	$603,104	$467,369	$332,348
Long-term debt	$ 179,531	$182,127	$ 86,480	$ 14,499	$ 651
Stockholders' equity	$ 674,941	$582,848	$418,187	$369,013	$275,188
Per Share Information:					
Net income					
Basic	$ 1.15	$ 1.10	$ 0.85	$ 0.79	$ 0.67
Diluted	$ 1.14	$ 1.09	$ 0.85	$ 0.79	$ 0.67
Weighted average shares outstanding					
Basic	57,502	52,884	49,711	48,066	42,857
Diluted	58,079	53,593	50,036	48,202	42,857
Total shares outstanding at December 31,	58,179	55,765	50,084	47,723	N/A

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

First Advantage Corporation (NASDAQ: FADV) ("First Advantage" or the "Company") provides global risk mitigation, screening services and credit reporting to enterprise and consumer customers. The Company operates in six primary business segments; Lender Services, Data Services, Dealer Services, Employer Services, Multifamily Services, and Investigative and Litigation Support Services. First Advantage is headquartered in St. Petersburg, Florida, and has more than 4,400 employees in offices throughout North America and abroad.

The Lender Services segment provides specialized credit reporting services, strategic marketing solutions, anti-fraud/identity verification tools, and broker certification services for mortgage and home equity lenders. Specialized credit reporting services includes delivering consolidated consumer credit reports to the mortgage and home equity industries. These reports are derived from credit reports obtained from one or more of the three United States primary credit bureaus, and may be merged or specially formatted for ease of use by lenders and other financial institutions.

The Data Services segment includes business lines that provide transportation credit reporting, motor vehicle record reporting, fleet management, supply chain theft and damage mitigation consulting, consumer location, criminal records reselling, subprime credit reporting, lead generation and consumer credit reporting. Products and services offered by the Data Services segment include driver history reports, vehicle registration, credit reports on cargo shippers and brokers, individuals' credit reports, and membership-based consumer products and services. In addition, the consumer location business allows customers to obtain addresses, aliases, listed phone numbers, property ownership, court records and other public data through the US SEARCH Web site.

The Dealer Services segment provides specialized credit reporting services, credit automation software, and automotive lead generation services. Specialized credit reporting services include delivering consolidated consumer credit reports to the automotive, recreational vehicle, marine and manufactured housing marketplace. These reports are derived from credit reports obtained from one or more of the three United States primary credit bureaus, and may be merged or specially formatted for ease of use by dealers and financial institutions. The Dealer Services segment provides credit automation and loan origination software that helps organizations meet their lending, leasing, and other credit automation needs. Designed to drive consumers into an auto dealership to buy a vehicle, the segment's automotive lead generation services provide advertising and other marketing, telemarketing, fulfillment and customer management solutions.

The Employer Services segment includes employment background screening, hiring management systems, occupational health services, and tax incentive services. The Employer Services segment serves approximately 17,000 customers, including approximately a quarter of the Fortune 1000 companies. Products and services relating to employment background screening include criminal records searches, employment verification, education verification, social security number verification and credit reporting. Hiring management systems provide recruiting strategies, applicant tracking, and talent management software. Occupational health services include drug-free workplace programs, physical examinations and employee assistance programs. Tax incentive services include services related to the administration of employment-based and location-based tax credit and incentive programs, sales and use tax programs and fleet asset management programs. The professional employer organization provides companies with comprehensive outsourced management of payroll and human resource management.

The Multifamily Services segment includes resident screening services. Resident screening services include criminal and eviction records searches, credit reporting, employment verification, lease performance and payment histories. Other products and services offered by this segment include renters' insurance, property performance analytics and property management software. The Multifamily Services segment serves approximately 35,000 customers. The Company has a proprietary database of approximately 34 million landlord-tenant records that include eviction court records, rental histories, payment trends and landlord contributed data.

The Investigative and Litigation Support Services segment offers surveillance services, field interviews, computer forensics, electronic discovery, due diligence reports and other high level investigations. These services are provided to approximately 2,000 enterprise customers nationwide, including insurance agents, claims adjusters and risk managers, law firms and financial institutions.

First Advantage intends to continue its efforts to consolidate the operations brought together in mergers and acquisitions. First Advantage also intends to continue pursuing acquisitions of businesses that will enable the Company to enter new markets as well as increase existing market share. First Advantage also expects to pursue acquisition opportunities which will enable the Company to enter into related product fields.

First Advantage generates revenue in the form of fees from reports created from searches performed, credit reports delivered to its customers, project and consulting fees, membership fees collected on its credit monitoring membership products, sale of software licenses, maintenance, custom programming, and related services provided. First Advantage generally enters into agreements with customers that provide for a fixed fee per report or for services provided. For purposes of analyzing operating results, operating margin and operating costs are compared to service revenues, excluding reimbursed government fee revenue. Elimination of inter-segment revenue is included in the Corporate segment.

Cost of sales includes fees paid to vendors or agencies for data procurement, specimen collection, laboratory testing, and investigators' compensation, benefits and travel expenses.

First Advantage's operating expenses consist primarily of compensation and benefits costs for employees, commissions, occupancy and related costs, other selling, general and administrative expenses associated with operating its business, depreciation of property and equipment and amortization of intangible assets. The Company's expenses are likely to increase with increasing revenue levels.

The results of operations for the year ended December 31, 2005, include $3.2 million of nondeductible merger costs that First Advantage incurred in connection with its acquisition of the Credit Information Group ("CIG") Business from The First American Corporation ("First American"); $2.0 million of costs incurred in connection with the relocation of the company's corporate headquarters and other office consolidations; and $0.6 million of costs related to the launch of the corporate branding initiative that was announced in June 2005. These costs are included in the Company's Corporate segment.

Critical Accounting Estimates

First Advantage believes the following are the more critical accounting estimates that impact its financial statements. In connection with the preparation of our financial statements, management is required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. Management's assumptions, estimates and judgments are based on historical experience, current trends and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. Although First Advantage believes that its estimates and assumptions are reasonable, future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

The Company's significant accounting policies are discussed in Note 2, *Summary of Significant Accounting Policies,* of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statement and Supplementary Data,* of this Annual Report on Form 10-K.

Basis of Presentation and Consolidation

First Advantage's discussion and analysis of financial condition and results of operations is based upon its audited consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The Company's operating results for the years ended December 31, 2006, 2005 and 2004 include results for the acquired entities, excluding the CIG Business, from their respective dates of acquisition. The acquisition of the CIG Business by First Advantage is a transaction between businesses under the common control of First American. In an acquisition of businesses under common control, the acquiring company records acquired assets and liabilities at historical costs. The historical income statements and statement of cash flows of First Advantage for the years ended December 31, 2005, and 2004 have been restated to include operations of the CIG Business at historical cost assuming the acquisition was completed on January 1, 2004.

The Company uses the equity method to account for investments for which we have the ability to exercise significant influence over operating and financial policies. The consolidated net income includes the Company's share of the net earnings of DealerTrack. First Advantage's judgment regarding the level of influence over the investment of DealerTrack includes considering key factors such as ownership interest, representation on the board of directors, and participation in policy-making decisions.

The elimination of intra-segment revenue and cost of service revenue is included in Corporate. These transactions are recorded at cost.

Revenue Recognition

Revenue from the sale of reports and leads is recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery. Revenue from investigative and litigation support services is recognized as services are performed. In accordance with generally accepted accounting principles, the Company includes reimbursed government fees in revenue and in cost of service.

Revenue via the eAdvertising network of LeadClick Media, Inc. is recognized when transactions are completed as evidenced by qualifying actions by end users of the publishers and /or advertiser on the proprietary eAdvertising network. Revenue as a result of list management services is recognized when transactions are completed as evidenced by qualifying actions of end users. In most instances, the qualifying action that completes the earnings process is the submission of an on-line form that generates a sales lead via the internet.

Membership fees, billed monthly to member's accounts, are recognized in the month the fee is earned. A portion of the membership revenue received is paid in the form of a commission to clients and is reflected in other operating expenses. Revenue earned from providing services to third party issuers of membership based consumer products is recognized at the time the service is provided, generally on a monthly basis.

Software maintenance revenues are recognized ratably over the term of the maintenance period. Custom programming and professional consulting service revenue is recognized using the percentage-of-completion method pursuant to Accounting Research Bulletin (ARB) No. 45 "Long-Term Construction-Type Contracts." To the extent that interim amounts billed to clients exceed revenue earned, deferred income is recorded. Other revenue is recognized upon completion of the contractual obligation, which is typically evidenced by delivery of the product or performance of the service.

Allowance for Uncollectible Receivables

The allowance for all probable uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. These factors are continuously monitored by management to arrive at an estimate for the amount of accounts receivable that may ultimately be uncollectible. In circumstances where First Advantage is aware of a specific customer's inability to meet its financial obligations, First Advantage records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. This analysis requires making significant estimates, and changes in facts and circumstances could result in material changes in the allowance for uncollectible receivables.

Capitalized Software Development Costs

First Advantage capitalizes costs associated with developing software for internal use, which costs primarily include salaries of developers. Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion and use of the software for its intended purpose are probable. First Advantage ceases capitalization of development costs once the software has been substantially completed at the date of conversion and is ready for its intended use. The estimation of useful lives requires a significant amount of judgment related to matters, specifically, future changes in technology. The Company believes there have not been any events or circumstances that warrant revised estimates of useful lives.

Database Development Costs

Database development costs represent expenditures associated with First Advantage's databases of information for customer usage. The costs are capitalized from the time technological feasibility is established until the information is ready for use. The estimation of useful lives requires a significant amount of judgment related to matters such as future changes in technology, legal issues related to allowable uses of data and other matters. The Company believes there have not been any events or circumstances that warrant revised estimates of useful lives.

Impairment of Intangible and Long-Lived Assets

First Advantage carries intangible and long-lived assets at cost less accumulated amortization (where applicable). Accounting standards require that assets be written down if they become impaired. Intangible and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is not recoverable. At such time that an impairment in value of an intangible or long-lived asset is identified; the impairment will be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Fair value is determined by employing an expected present value technique, which utilizes multiple cash flow scenarios that reflect the range of possible outcomes and an appropriate discount rate. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company completed a goodwill impairment test, for the year ending December 31, 2006, for all reporting units. A valuation date of September 30, 2006 was used for this impairment test and was performed by management. The test determined that each reporting unit had a fair value in excess of carrying value, therefore, no goodwill impairment was recorded.

These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for goodwill impairment losses. However, if actual results are not consistent with the Company's estimates and assumptions, we may be exposed to an impairment charge that could be material.

Purchase Accounting

First Advantage completed eleven acquisitions in 2006, fifteen acquisitions in 2005, and fourteen acquisitions in 2004. The purchase method of accounting requires companies to assign values to assets and liabilities acquired based upon their fair values. In most instances, there is not a readily defined or listed market price for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for assets and liabilities in many instances requires a high degree of estimation. The valuation of intangibles assets, in particular, is very subjective. First Advantage generally uses internal cash flow models and, in certain instances, third party valuations in estimating fair values. The use of different valuation techniques and assumptions can change the amounts and useful lives assigned to the assets and liabilities acquired, including goodwill and other intangible assets and related amortization expense. Amounts allocated to certain assets and liabilities as of December 31, 2006 are based on preliminary estimates of fair value and may be revised in 2007. The Company does not anticipate that revisions to the amounts allocated to acquired assets and liabilities, if any, will be significant to the Company's financial statements.

Share Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost is recognized over the period during which an employee is required to provide services in exchange for the award. The Company adopted SFAS No. 123R using the modified prospective method. Under this method, results of prior periods are not restated. Share-based compensation expense for the twelve months ended December 31, 2006 was $10.9 million ($8.0 million after tax or $0.14 per basic and diluted share).

Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of the Company's stock price, expected dividend yield, future employee turnover rates and future employee stock options exercise behaviors. Management does not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions we use to determine share-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, share-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the share-base compensation.

Income Taxes

The Company estimates its effective income tax rate based upon a variety of factors including, but not limited to, the expected revenues and resulting pretax income for the year, the composition and geographic mix of the pretax income and the ratio of permanent differences to pretax income. Any changes to the estimated rate are made prospectively in accordance with Accounting Board Opinion No. 28, "Interim Financial Reporting." Additionally, management makes estimates as to the amount of reserves, if any, that are necessary for known and potential tax exposures.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for and disclosure of uncertainty in tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition associated with tax positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effects of adoption on its consolidated financial statements and the impact, if any, is not known at this time.

The following is a summary of the operating results by the Company's business segments for the three years ended December 31, 2006.

(in thousands)	Lender Services	Data Services	Dealer Services	Employer Services	Multifamily Services	Invest/ Litigation Support Services	Corporate	Total
2006								
Service revenue	$175,991	$148,724	$120,780	$195,180	$68,811	$59,162	$ (3,807)	$764,841
Reimbursed government fee revenue	—	44,420	—	11,400	—	—	(3,097)	52,723
Total revenue	175,991	193,144	120,780	206,580	68,811	59,162	(6,904)	817,564
Cost of service revenue	57,608	44,046	64,265	58,537	6,661	11,044	(3,539)	238,622
Government fees paid	—	44,420	—	11,400	—	—	(3,097)	52,723
Total cost of service	57,608	88,466	64,265	69,937	6,661	11,044	(6,636)	291,345
Gross margin	118,383	104,678	56,515	136,643	62,150	48,118	(268)	526,219
Salaries and benefits	48,668	23,434	16,558	71,028	26,221	23,478	28,283	237,670
Facilities and telecommunications	7,291	3,108	1,585	8,297	3,706	1,748	4,332	30,067
Other operating expenses	1,398	25,365	19,430	28,979	12,573	8,311	2,909	98,965
Depreciation and amortization	6,755	11,709	2,829	8,507	4,522	3,204	1,626	39,152
Income (loss) from operations	$ 54,271	$ 41,062	$ 16,113	$ 19,832	$15,128	$11,377	$(37,418)	$120,365
Operating margin percentage	30.8%	27.6%	13.3%	10.2%	22.0%	19.2%	N/A	15.7%

	Lender Services	Data Services	Dealer Services	Employer Services	Multifamily Services	Invest/ Litigation Support Services	Corporate	Total
2005								
Service revenue	$168,327	$ 91,699	$ 98,357	$143,839	$63,254	$34,580	$ (3,951)	$596,105
Reimbursed government fee revenue	—	39,432	—	10,556	—	—	(2,344)	47,644
Total revenue	168,327	131,131	98,357	154,395	63,254	34,580	(6,295)	643,749
Cost of service revenue	55,094	16,756	50,218	46,654	6,232	12,980	(3,958)	183,976
Government fees paid	—	39,432	—	10,556	—	—	(2,344)	47,644
Total cost of service	55,094	56,188	50,218	57,210	6,232	12,980	(6,302)	231,620
Gross margin	113,233	74,943	48,139	97,185	57,022	21,600	7	412,129
Salaries and benefits	49,815	15,776	14,603	52,005	22,589	12,284	13,855	180,927
Facilities and telecommunications	7,146	2,507	1,283	6,259	3,318	1,204	4,026	25,743
Other operating expenses	1,341	20,404	16,305	20,309	10,884	4,123	6,485	79,851
Depreciation and amortization	6,726	6,796	2,389	5,311	4,109	1,882	392	27,605
Income (loss) from operations	$ 48,205	$ 29,460	$ 13,559	$ 13,301	$16,122	$ 2,107	$(24,751)	$ 98,003
Operating margin percentage	28.6%	32.1%	13.8%	9.2%	25.5%	6.1%	N/A	16.4%

	Lender Services	Data Services	Dealer Services	Employer Services	Multifamily Services	Invest/ Litigation Support Services	Corporate	Total
2004								
Service revenue	$135,201	$ 74,905	$ 69,842	$115,461	$54,135	$25,714	$ (3,116)	$472,142
Reimbursed government fee revenue	—	34,452	—	10,147	—	—	—	44,599
Total revenue	135,201	109,357	69,842	125,608	54,135	25,714	(3,116)	516,741
Cost of service revenue	39,920	16,556	32,512	42,823	6,027	13,002	(3,116)	147,724
Government fees paid	—	34,452	—	10,147	—	—	—	44,599
Total cost of service	39,920	51,008	32,512	52,970	6,027	13,002	(3,116)	192,323
Gross margin	95,281	58,349	37,330	72,638	48,108	12,712	—	324,418
Salaries and benefits	43,726	11,759	11,538	39,323	20,049	7,492	9,093	142,980
Facilities and telecommunications	6,759	2,284	1,484	5,721	2,865	870	697	20,680
Other operating expenses	(207)	24,597	14,558	14,104	8,982	2,266	1,048	65,348
Depreciation and amortization	6,946	5,346	1,586	4,110	3,940	1,176	80	23,184
Income (loss) from operations	$ 38,057	$ 14,363	$ 8,164	$ 9,380	$12,272	$ 908	$(10,918)	$ 72,226
Operating margin percentage	28.1%	19.2%	11.7%	8.1%	22.7%	3.5%	N/A	15.3%

Lender Services Segment

2006 Compared to 2005

Total service revenue was $176.0 million in 2006, an increase of $7.7 million compared to service revenue of $168.3 million in 2005. The acquisition of mortgage credit reporting businesses during the first and fourth quarters of 2005 accounted for $8.1 million of the increase, and revenue from the credit reporting portion of the business owned for more than one year decreased by $.4 million or 0.3%.

Cost of service revenue was $57.6 million in 2006, an increase of $2.5 million compared to cost of service revenue of $55.1 million in 2005. The acquisition of mortgage credit reporting businesses during the first and fourth quarters of 2005 accounted for $2.3 million of the increase.

Salaries and benefits decreased by $1.1 million. Salaries and benefits were 27.7% of service revenue in 2006 compared to 29.6% during the same period in 2005. Salaries and benefits expense increased $1.2 million due to the acquisitions during 2005 and $.7 million due to share-based compensation recorded in 2006. However, total salaries and benefits expense decreased due to operational efficiencies achieved as a result of the two acquisitions, an increase in capitalized personnel costs related to software development projects, a decrease in benefit costs, and due to certain salary and benefit costs being absorbed by the Corporate segment in 2006.

Facilities and telecommunication increased by $.1 million. Facilities and telecommunication expenses were 4.1% of service revenue in 2006 compared to 4.2% in 2005.

Other operating expenses increased by $.1 million. Other operating expenses were 0.8% of service revenue in 2006 and 2005. Other operating expenses increased by $1.1 million due to the acquisitions during 2005, however operating expenses from the credit reporting portion of the business owned for more than one year decreased by $1.0 million due to operational efficiencies and an increase in the amounts allocated to the Data Services segment for IT costs related to supporting the credit platform utilized to process direct to consumer oriented credit reporting solutions, and an increase in the amounts allocated to the Dealer Services and Data Services segments for shared services and product development initiatives.

Depreciation and amortization was 3.8% of service revenue in 2006 compared to 4.0% in 2005.

Income from operations was $54.3 million in 2006 compared to $48.2 million in 2005. The operating margin percentage increased from 28.6% to 30.8% primarily due to lower salaries and benefit expenses in 2006 compared to 2005. Operating income from existing businesses increased by $3.0 million.

2005 Compared to 2004

Total service revenue was $168.3 million in 2005, an increase of $33.1 million compared to 2004 service revenue of $135.2 million. The acquisition of mortgage credit reporting businesses during the first and fourth quarters of 2005 accounted for $16.2 million of the increase, and an increase in transactions and an expansion of products and services accounted for the additional growth in service revenue.

Cost of service revenue was $55.1 million in 2005, an increase of $15.2 million compared to cost of service revenue of $39.9 million in 2004. The acquisition of mortgage credit reporting businesses during the first and fourth quarters of 2005 accounted for $6.7 million of the increase, and an increase in transactions, the expansion of products and services, and the addition of a surcharge by the three credit bureaus related to free credit reports to consumers pursuant to the FACT Act were the primary reasons for the additional increase in the cost of service revenue.

Salaries and benefits increased by $6.1 million. Salaries and benefits were 29.6% of service revenue in 2005 compared to 32.3% of service revenue in 2004. Salaries and benefits expense increased $3.8 million due to the acquisitions, and the percentage decrease is primarily due to operational efficiencies based on the increased transaction volume and related increase in revenue.

Facilities and telecommunications increased by $.4 million. Facilities and telecommunications were 4.2% of service revenue in 2005 compared to 5.0% of service revenue in 2004. The percentage decrease is primarily due to a decrease in rent expense and the increase in revenues. The decrease in rent expense is due to the 2004 closure of one office and the downsizing and relocation of another office.

Other operating expenses increased by $1.5 million and were 0.8% of service revenue in 2005 compared to (0.2)% in 2004. The increase is primarily due to the acquisitions which increased other operating expenses by $2.2 million, offset by non-recurring professional fees incurred during 2004.

Depreciation and amortization decreased by $.2 million. Depreciation and amortization was 4.0% of service revenue in 2005 compared to 5.1% in 2004. The decrease is primarily due to assets becoming fully depreciated, offset by an increase in amortization expense related to acquisitions.

The operating margin percentage increased from 28.1% to 28.6% primarily due to the operational efficiencies gained from the higher revenues within the existing businesses which were partially offset by the impact of the two acquisitions which have lower operating margins.

Income from operations was $48.2 million in 2005, compared to income from operations of $38.1 million in 2004. Operating income from existing businesses increased by $8.8 million.

Data Services Segment

2006 Compared to 2005

Total service revenue was $148.7 million in 2006, an increase of $57 million compared to 2005 service revenue of $91.7 million. The increase is primarily due to the fourth quarter 2005 acquisition of a lead generation business. This business accounted for $43.4 million of the increase. The segment experienced 16.2% in organic growth from prior year. The organic growth is related to an increase in products and services offered, several new customers and increased transaction volume to current customers.

Salaries and benefits increased $7.7 million. Salaries and benefits were 15.8% of service revenue in 2006 compared to 17.2% in 2005. The expense increase is primarily due to the 2005 acquisition, an overall increase in employees, and $.9 million in share-based compensation recorded in 2006. The overall increase in employees is due to increased staffing to reduce outsourced projects.

Facilities and telecommunications increased $.6 million. The current year expense as a percentage of service revenue was 2.1%, compared to 2.7% in 2005. The increase in expense is primarily due to the fourth quarter 2005 acquisition.

Other operating expenses increased $5.0 million. As a percentage of service revenue, other operating expenses were 17.1% and 22.3% for years ended 2006 and 2005, respectively. Other operating expenses increased $1.1 million related to the 2005 acquisition. The remaining increase is due to increased allocated IT expenses from the Lender Services segment, increased marketing expenses, and credit card fees. These increases are offset by a decrease in purchased services related to increased staffing to reduce outsourced projects. The decrease as a percentage of service revenue is due to operating efficiencies achieved at business owned more than a year.

Operating income increased $11.6 million. The increase is primarily due to the 2005 acquisition. The operating margin was 27.6% for 2006 compared to 32.1% for 2005. The decrease in the operating margin is primarily due to the sales mix and related margins. The lead generation business acquired in 2005 has a relatively lower operating margin in relation to the other businesses in the segment primarily due to amortization of intangibles.

2005 Compared to 2004

Total service revenue was $91.7 million in 2005, an increase of $16.8 million compared to 2004 service revenue of $74.9 million. The increase is primarily due to acquisitions in the fourth quarters of 2004 and 2005. Acquired companies accounted for $16.3 million of the increase. Revenue increased by 0.7%, at businesses owned in 2004. The organic growth is related to an increase in products and services offered by our subprime credit division.

Salaries and benefits increased by $4.0 million. Salaries and benefits were 17.2% of service revenue in 2005 compared to 15.7% in 2004. The increase is primarily due to acquisitions and overall increase in employees.

Facilities and telecommunications were flat when comparing 2005 and 2004. Facilities and telecommunications were 2.7% of service revenue in 2005 compared to 3.0% of service revenue in 2004.

Other operating expenses decreased by $4.2 million and were 22.3% of service revenue in 2005 compared to 32.8% in 2004. The decrease in other operating expenses is primarily due to non-recurring 2004 expenses at the consumer credit division. The Company incurred, during the second quarter of 2004, $3.0 million to settle a lawsuit and $2.1 million to write-off of the carrying value of the related limited liability company's stock. This decrease is offset by increased operating expenses due to acquisitions.

Depreciation and amortization increased by $1.5 million due to an increase in amortization of intangible assets as a result of the acquisitions.

Income from operations was $29.5 million in 2005 compared to $14.4 million in 2004. The increase is due to acquisitions in 2005 and late 2004 offset by non-recurring expenses recognized in 2004.

Dealer Services

2006 Compared to 2005

Total service revenue was $120.8 million in 2006, an increase of $22.4 million compared to service revenue of $98.4 million in 2005. An increase in transactions from market share gains and an increase in the average per unit sales price accounted for $11.2 million of the increase, and the acquisition of an automotive lead generation business during the second quarter of 2005 accounted for the remaining $11.2 million of the increase.

Cost of service revenue was $64.3 million in 2006, an increase of $14.1 million compared to cost of service revenue of $50.2 million in 2005. The acquisition of an automotive lead generation business during the second quarter of 2005 accounted for $7.7 million of the increase, and an increase in transactions, higher credit data costs, and an increase in commissions paid to our partners accounted for the additional increase in the cost of service revenue.

Salaries and benefits increased by $2.0 million. Salaries and benefits were 13.7% of service revenue in 2006 compared to 14.8% in the same period in 2005. Salaries and benefits expense increased $2.3 million due to the acquisition of an automotive lead generation business during the second quarter of 2005 and $.4 million due to share-based compensation recorded in 2006. However, salaries and benefits from existing businesses decreased by $.7 million due to operational efficiencies and a decrease in benefits costs.

Facilities and telecommunication increased by $.3 million as a result of the acquisition of an automotive lead generation business during the second quarter of 2005. Facilities and telecommunication expenses were 1.3% of service revenue in 2006 and in 2005.

Other operating expenses increased by $3.1 million. Other operating expenses were 16.1% of service revenue in 2006 compared to 16.6% in 2005. Other operating expenses increased $2.3 million due to the acquisition of an automotive lead generation business during the second quarter of 2005, of which $1.2 million related to an increase in the allowance reserve, and other operating expenses from existing businesses increased $.8 million, and an increase in amounts allocated from the Lender Services segment for shared services and product development initiatives.

Depreciation and amortization increased by $.4 million due to an increase in amortization of intangible assets as a result of the acquisition. Depreciation and amortization expenses were 2.3% of service revenue in 2006 as compared to 2.4% in 2005.

Income from operations was $16.1 million in 2006 compared to $13.6 million in 2005. The operating margin percentage decreased from 13.8% to 13.3% primarily due to operating losses incurred at the vehicle lead generation business acquired in 2005, the impact of which was partially offset by operational efficiencies realized on the increase in revenues from the existing businesses and a decrease in benefit costs. Operating income from existing businesses increased by $4.4 million.

2005 Compared to 2004

Total service revenue was $98.4 million in 2005, an increase of $28.6 million compared to 2004 service revenue of $69.8 million. The acquisition of an automotive lead generation business during the second quarter of 2005 accounted for $18.4 million of the increase, and an increase in market share accounted for the additional growth in service revenue.

Cost of service revenue was $50.2 million in 2005, an increase of $17.7 million compared to cost of service revenue of $32.5 million in 2004. The acquisition of the automotive lead generation business during the second quarter of 2005 accounted for $11.0 million of the increase, and an increase in transactions and the addition of a surcharge by the three credit bureaus related to free credit reports to consumers pursuant to the FACT Act were the primary reasons for the additional increase in the cost of service revenue and related decrease in the gross margin percentage.

Salaries and benefits increased by $3.1 million. Salaries and benefits were 14.8% of service revenue in 2005 compared to 16.5% in 2004. Salaries and benefits expense increased $4.0 million due to the acquisitions, and the percentage decrease is primarily due to operational efficiencies based on the increase in revenue and a reduction in employees at the credit automation software subsidiary.

Facilities and telecommunications were flat when comparing 2005 and 2004. Facilities and telecommunications were 1.3% of service revenue in 2005 compared to 2.1% of service revenue in 2004. The percentage decrease is primarily due to expense reductions related to the relocation of certain facilities and based on the increase in revenues.

Other operating expenses increased by $1.7 million and were 16.6% of service revenue in 2005 compared to 20.8% in 2004. The increase in 2005 was due to the acquisition, and the percentage decrease is due to operational efficiencies realized on the increase in revenues.

Depreciation and amortization increased by $.8 million due to an increase in amortization of intangible assets as a result of the acquisition.

Income from operations was $13.6 million for the year ended December 2005 compared to $8.2 million in 2004. The operating margin percentage increased from 11.7% to 13.8% primarily due to operational efficiencies achieved in 2005 based on the growth in transactions and related increase in revenue. Operating income from existing businesses increased by $5.2 million.

Employer Services

2006 Compared to 2005

Service revenue was $195.2 million, an increase of $51.3 million compared to prior year. The increase is primarily related to the six 2005 acquisitions and nine 2006 acquisitions in the segment. Specifically, the acquired hiring management solutions division added $25.7 million and the background screening division acquisitions added $19.3 million in service revenue to the segment. In addition, the segment increased volumes from the Hurricane Katrina tax credit program, offset by decreased revenue from the delayed passing of the Work Opportunity Tax Credit ("WOTC") program.

Salaries and benefits increased $19.0 million. Salaries and benefits were 36.4% of service revenue in 2006 compared to 36.2% in 2005. The expense increase is primarily due to acquisitions and $1.6 million in share-based compensation recorded in 2006.

Facilities and telecommunications increased $2.0 million. The current year expense as a percentage of service revenue was 4.3%, which is comparable to 2005. The increase in expense is primarily due to the acquisitions and international expansion.

Other operating expenses increased $8.7 million. As a percentage of service revenue, other operating expenses were 14.8% and 14.1% for years ended 2006 and 2005, respectively. The increase in operating expenses is primarily due to the acquisitions in the hiring management solutions division, and the background screening division. These increases are offset by efficiencies gained by integrating past acquisitions.

Depreciation and amortization increased $3.2 million. Depreciation and amortization expense was 4.4% of service revenue for the year ended 2006 compared to 3.7% for the same period of 2005. The increase is primarily due to the amortization of the acquired intangible assets.

Operating income increased $6.5 million. The operating margin was 10.2% for 2006 compared to 9.2% for 2005. The increase is primarily due to acquisitions, international expansion, and reduction of costs from successful integration of prior acquisitions, offset by share-based compensation expense of $1.6 million.

2005 Compared to 2004

Total service revenue was $143.8 million in 2005, an increase of $28.3 million compared to 2004 service revenue of $115.5 million. The increase is primarily due to acquisitions of the tax incentive and background screening companies in this segment. Acquisitions accounted for $24.2 million of the revenue growth on a year-to-date basis.

Salaries and benefits increased by $12.7 million. Salaries and benefits were 36.2% of service revenue in 2005 compared to 34.1% in 2004. The increase is primarily due to the increase of employees due to the acquisitions.

Facilities and telecommunications increased by $.5 million. Facilities and telecommunications were 4.4% of service revenue in 2005 compared to 5.0% of service revenue in 2004. The percentage decrease is primarily due to expense reductions related to the relocation of certain facilities and based on the increase in revenues.

Other operating expenses increased by $6.2 million and were 14.1% of service revenue in 2005 compared to 12.2% in 2004. The increase is due to increased travel, leased equipment expense, and the duplication of staff and temporary employee costs required during the transition to lower cost facilities.

Depreciation and amortization increased by $1.2 million due to an increase in amortization of intangible assets at the newly acquired entities. This is offset by some property plant and equipment and intangibles becoming fully depreciated or amortized.

Income from operations was $13.3 million in 2005 compared to $9.4 million in 2004. The operating margin increased from 8.1% to 9.2% primarily due to the higher operating margins in the acquired businesses and negotiated discounts to reduce expense through consolidation and increased volumes.

Multifamily Services

2006 Compared to 2005

Total service revenue was $68.8 million in 2006, an increase of $5.6 million compared to 2005. The increase is primarily due to late 2005 acquisitions in the segment. The segment's organic growth was approximately 2%.

Salaries and benefits increased $3.6 million. Salaries and benefits were 38.1% of service revenue in 2006 compared to 35.7% in 2005. The increase is primarily related to companies acquired in late 2005 and $.8 million in share-based compensation expense recorded in 2006.

Facilities and telecommunications increased $.4 million. Facilities and telecommunications were 5.4% of service revenue in 2006 which is comparable to prior year.

Other operating expenses increased $1.7 million. As a percentage of service revenue, other operating expenses were 18.3% and 17.2% in 2006 and 2005, respectively. The increase is related to acquisitions, an increase in programming expenses related to new projects, and an increase in professional fees related to data security and compliance, offset by a decrease in legal fees.

Depreciation and amortization increased by $.4 million due to an increase in amortization of intangible assets as a result of the acquisitions and an increase in the segment's database asset.

Operating income decreased by $1.0 million. Operating margin is 22% in 2006 compared to 25.5% in 2005. The decrease in operating income and margin is primarily due to costs incurred in connection with increased data security and compliance.

2005 Compared to 2004

Total service revenue was $63.3 million in 2005, an increase of $9.2 million compared to 2004 service revenue of $54.1 million. The segment's organic growth was approximately 15%. This growth rate, excluding acquisitions, is due to expanded market share and an increase in products and services. In addition, two businesses were acquired in 2005 and three businesses were acquired in 2004.

Salaries and benefits increased by $2.5 million. Salaries and benefits were 35.7% of service revenue in 2005 compared to 37.0% in 2004. This expense increase reflects increased personnel from acquisitions. The percentage decrease is due to management's continued efforts to increase efficiencies and increased service revenues.

Facilities and telecommunications increased by $.5 million. Facilities and telecommunications were 5.2% of service revenue in 2005 compared to 5.3% of service revenue in 2004.

Other operating expenses increased by $1.9 million and were 17.2% of service revenue in 2005 compared to 16.6% in 2004.

Depreciation and amortization increased by $.2 million due to an increase in amortization of intangible assets as a result of the acquisitions.

Income from operations was $16.1 million in 2005 compared to $12.3 million in 2004. The operating margin increased from 22.7% to 25.5% primarily as a result of efficiencies realized from consolidating operations and leveraging vendor relationships.

Investigative and Litigation Support Services

2006 Compared to 2005

Total service revenue was $59.2 million in 2006, an increase of $24.6 million compared to 2005 service revenue of $34.6 million. The increase is primarily due to the fourth quarter 2005 acquisition of an electronic discovery business.

Cost of service revenue was $11.0 million in 2006, a decrease of $1.9 million compared to 2005. Cost of service revenue as a percentage of service revenue decreased from 37.5% to 18.7% due to the acquisition of an electronic discovery and computer forensics business in fourth quarter 2005 and the related sales mix.

Salaries and benefits increased by $11.2 million. Salaries and benefits were 39.7% of service revenue in 2006 compared to 35.5% in 2005. The increase is due to $.6 million in share-based compensation expense recorded, an increase in bonus expense, and an overall increase related to acquisitions offset by a decrease in staffing at the investigative division.

Facilities and telecommunications increased $.5 million. Facilities and telecommunications were 3.0% of service revenue in 2006 compared 3.5% in the prior year. The increase is primarily due to the 2005 acquisition and related expenses.

Other operating expenses increased by $4.2 million and were 14% of service revenue in 2006 compared to 11.9% in 2005. The increase is primarily due to 2005 acquisitions.

Depreciation and amortization increased by $1.3 million. The increase is the result of the acquisitions and the increase in capital equipment related to electronic discovery business.

Income from operations was $11.4 million in 2006 compared to $2.1 million in 2005. The increase is primarily due to the acquisition in the fourth quarter of 2005 of an investigative business that concentrates on higher margin electronic discovery services as opposed to surveillance services.

2005 Compared to 2004

Total service revenue was $34.6 million in 2005, an increase of $8.9 million compared to 2004 service revenue of $25.7 million. The increase is due to acquisitions in the segment.

Salaries and benefits increased by $4.8 million. Salaries and benefits were 35.5% of service revenue in 2005 compared to 29.1% in 2004. The increase is primarily due to the increase in employees related to acquisitions.

Facilities and telecommunications increased by $.3 million. Facilities and telecommunications were 3.5% of service revenue in 2005 compared to 3.4% of service revenue in 2004.

Other operating expenses increased by $1.9 million and were 11.9% of service revenue in 2005 compared to 8.8% in 2004. The increase is due to acquisitions in the segment.

Depreciation and amortization increased by $.7 million due to an increase in amortization of intangible assets as a result of the acquisitions.

Income from operations was $2.1 million in 2005 compared to $.9 million in 2004. The operating margin percentage of service revenue increased from 3.5% to 6.1% primarily as a result of acquired companies which have higher operating margins.

Corporate

2006 Compared to 2005

Corporate costs and expenses primarily represent compensation and benefits for senior management, administrative staff, technology personnel and their related expenses in addition to an administrative fee paid to First American. Additional costs were incurred for the increased level of professional fees for audit related services, Sarbanes Oxley compliance, data security and increased staffing in the technology, accounting, human resources, and legal departments to support corporate growth. The corporate expenses were $37.4 million in 2006, an increase of $12.7 million compared to 2005. The prior year expense was impacted by the following expenses not recurring in 2006; (a) $3.2 million related to CIG acquisition costs; (b) $2.0 million related to relocation expenses; and (c) $.6 million related to launching the Company's branding initiative. Salaries and benefits increased $14.4 million due to corporate growth and approximately $5.8 million in share-based compensation expense recorded in 2006 related to the adoption of SFAS No. 123R. The remaining increase is related to the new Corporate headquarters and related expenses.

2005 Compared to 2004

Corporate costs and expenses primarily represent compensation and benefits for senior management, administrative staff, technology personnel and their related expenses in addition to an administrative fee paid to First American. Additional costs were incurred for the increased level of professional fees for audit related services, Sarbanes Oxley compliance and increased staffing in the technology and legal departments to support corporate growth. The corporate expenses were $24.8 million in 2005 compared to expenses of $10.9 million in 2004. The current year increase was impacted by the following one-time expenses; (a) $3.2 million related to CIG acquisition costs; (b) $2.0 million related to relocation expenses; and (c) $.6 million related to launching the Company's branding initiative.

Consolidated Results

2006 Compared to 2005

Consolidated service revenue for the year ended December 31, 2006 was $764.8 million, an increase of $168.7 million compared to service revenue of $596.1 million in 2005. Acquisitions accounted for $147.2 million of the increase. Organic growth for the year ended December 31, 2006 was 4.1%.

Salaries and benefits were 31.1% of service revenue for 2006 and 30.4% for 2005. The increase is related to additional employees added through acquisitions and company growth. In addition, approximately $10.9 million in expense was recorded for share-based compensation in 2006.

Facilities and telecommunication increased by $4.3 million compared to the same period in 2005. Facilities and telecommunication expenses were 3.9% of service revenue for 2006 and 4.3% in the same period of 2005. Approximately $2.0 million in relocation expenses were recorded in 2005. The increase in facilities and telecommunication expenses is primarily due to acquisitions and increased costs related to the new corporate facilities.

Other operating expenses increased by $19.1 million compared to 2005. Other operating expenses were 12.9% of service revenue for year ended December 31, 2006 and 13.4% compared to the same period for 2005. The increase is due to acquisitions, and increased marketing, legal and professional fees related to data security and compliance.

Depreciation and amortization increased by $11.5 million due to an overall increase in amortization of intangible assets as a result of acquisitions and asset additions.

Income from operations was $120.4 million for the 2006 compared to $98.0 million for 2005. The increase of $22.4 million is comprised of an increase in operating income of $6.0 million in Lender Services, $11.6. million in Data Services, $2.5 million in Dealer Services, $6.5 million in Employer Services and $9.3 million in Investigative and Litigation Support Services offset by a decrease in operating income of $1.0 million at Multifamily Services and an increase of corporate expenses of $12.7 million.

The consolidated operating margin was 15.7% for the year ended December 31, 2006, compared to 16.4% for the same period in 2005. The decrease in margin is primarily due to the increase in infrastructure, security and compliance costs incurred to support company-wide growth, and the share-based compensation expense recorded in 2006.

2005 Compared to 2004

Consolidated service revenue for the year ended December 31, 2005 was $596.1 million, an increase of $124.0 million from 2004. Acquisitions accounted for $86.1 million of the increase. The consolidated organic revenue growth for existing businesses was $37.9 million, representing an 8.6% increase.

Salaries and benefits were 30.4% of service revenue in 2005 and 30.3% in 2004.

Facilities and telecommunications were $25.7 million in 2005 compared to $20.7 million in 2004. Facilities and telecommunications were 4.3% of service revenue in 2005 compared to 4.4% of service revenue in 2004.

Other operating expenses were 13.4% of service revenue in 2005 compared to 13.8% in 2004.

Depreciation and amortization increased by $4.4 million due to an increase in amortization of intangible assets as a result of fifteen acquisitions.

The consolidated operating margin was 16.4% for 2005 compared to 15.3% for 2004. The increase is due to the change in the mix of operating margins related to the acquired businesses, and efficiencies realized from consolidating operations and leveraging vendor relationships and internal databases, along with the offset of the 2004 non-recurring expense of $5.1 million related to the membership services and the 2005 non-recurring expenses of $5.8 million related to acquisition costs, relocations, consolidations and branding.

Income from operations was $98.0 million in 2005 compared to $72.2 million in 2004. The increase of $25.8 million is comprised of an increase in operating income of $10.1 million in the Lender Services segment, an increase in operating income of $15.1 million in the Data Services segment, an increase in operating income of $5.4 million in the Dealer Services segment, an increase in operating income of $3.9 million in the Employer Services segment, an increase in operating income of $3.9 million in the Multifamily segment, and an increase in operating income of $1.2 million in the Investigative and Litigation Support Services segment. An increase in Corporate expenses of $13.8 million offset the combined increase of $39.6 million in operating income at the business segments.

Liquidity and Capital Resources

The following table summarizes our cash flows from operating, investing and financing activities for each of the past three years ended December 31:

(in thousands)	2006	2005	2004
Total cash provided by (used in):			
Operating activities	$ 93,304	$ 72,306	$ 58,971
Investing activities	(64,128)	(154,081)	(64,827)
Financing activities	(25,597)	100,157	7,167
Effect of exchange rate changes on cash	(18)	2	62
Increase in cash and cash equivalents	$ 3,561	$ 18,384	$ 1,373

The Company's primary source of liquidity is cash flow from operations and amounts available under credit lines the Company has established with a bank syndication. As of December 31, 2006, cash and cash equivalents were $31.9 million.

Cash provided by operating activities was $93.3 million; $72.3 million; and $59.0 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Cash provided from operating activities increased by $21.0 million from 2005 to 2006. The increase was derived from 2006 net income of $66.2 million compared to $58.4 million in 2005, an increase in depreciation and amortization of $11.5 million, an increase in minority interests of $2.9 million and share-based compensation of $10.9 million recorded in 2006. The primary changes in operating assets and liabilities were due to an increase in accounts receivable offset by increases in accounts payable, and accrued compensation.

Cash provided from operating activities increased by $13.3 million from 2004 to 2005. The increase was derived from 2005 net income of $58.5 million compared to $42.3 million in 2004, an increase in depreciation and amortization of $4.4 million, and a net cash outflow due to changes in operating assets and liabilities compared to 2004, offset by a gain on investment of $9.5 million. The primary changes in operating assets and liabilities were due to increases in prepaid expenses, and accounts receivable and decreases in accounts payable and income taxes. These are offset by an increase in accrued compensation and other liabilities and an increase in deferred taxes.

Cash used in investing activities was $64.1 million, $154.1 million, and $64.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. In 2006, cash in the amount of $34.6 million was used for acquisitions compared to $153.6 million in 2005 and $58.5 million in 2004. Purchases of property and equipment were $29.7 million in 2006 compared to $19.1 million in 2005 and $8.2 million in 2004. Database development costs were $3.6 million in 2006 compared to $3.4 million in 2005 and $2.9 million in 2004.

Cash used in financing activities was $25.6 million in 2006 compared to cash provided by financing activities of $100.2 million and $7.2 million for the years ended December 31, 2005, and 2004, respectively. Proceeds from bank financing were $71.5 million, $180.1 million and $72.0 million for the years ended 2006, 2005 and 2004, respectively. First American contributed $45.0 million to LeadClick LLC (70% owned by First Advantage and 30% owned by First American), a consolidated subsidiary of First Advantage, which acquired 75% of LeadClick Media, Inc. in 2005. Repayment of debt was $97 million in 2006, $106.9 million in 2005, and $36.2 million in 2004. The CIG Business made a cash distribution to First American of $25.7 million prior to the 2005 acquisition and $32.3 million in 2004.

Certain acquisitions have success consideration payments or earn-out provisions included in the purchase agreements. At December 31, 2006, the Company estimates that approximately $31.2 million in additional consideration will be paid in the next twelve months in connection with these acquisitions. The payments will be in the form of cash, stock and debt. The actual amount of the consideration is dependent upon the future operating results of the respective acquisitions. The Company will record the fair value of the success consideration issued as an additional cost of the respective acquired entities at such time as the contingency is resolved and the additional consideration is distributable. The additional cost will be recorded to goodwill.

At December 31, 2006, the Company had available lines of credit of $75 million.

First Advantage also leases certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that First Advantage will pay insurance and applicable taxes.

On January 17, 2005, the Company entered into a thirteen-year facilities lease agreement with 100 Carillon, LLC for approximately 74,000 square feet of office space in St. Petersburg, Florida. This office space serves as the Company's corporate headquarters. The Company's Florida based employment background screening group and investigative services group also reside in this office space. Aggregate minimum lease payments are $22.8 million over the term of the lease, which commenced on April 1, 2005.

On September 29, 2005, the Company executed a revolving credit agreement, with a bank syndication (the "Credit Agreement"). Borrowings available under the Credit Agreement total up to $225 million. The Credit Agreement includes a $10 million sub-facility for the issuance of letters of credit and up to a $5 million swing loan facility. The credit facility maturity date is September 28, 2010. The Credit Agreement is collateralized by the stock of the Company's subsidiaries.

The interest rate is based on one of two options consisting of 1) the higher of Federal Funds Rate plus ½% and Bank of America's announced "Prime Rate" or 2) a "LIBOR based rate". The "LIBOR based rate" is based on LIBOR plus a margin that can range from 1.125% to 1.75% (based on progressive levels of leverage). First Advantage management must elect the LIBOR based option up to three days prior to its utilization.

The agreement contains usual and customary negative covenants for transactions of this type including but not limited to those regarding liens, investments, creation of indebtedness and fundamental changes, as well as financial covenants of consolidated leverage ratio and minimum consolidated fixed charge coverage ratio.

The agreement contains usual and customary provisions regarding acceleration. In the event of a default by the Company under the credit facility, the lenders will have no further obligation to make loans or issue letters of credit and in some cases may, at the option of a majority of the lenders, declare all amounts owed by the Company immediately due and payable and require the Company to provide collateral, and in some cases any amounts owed by the Company under the credit facility will automatically become immediately due and payable. There was $150 million outstanding at December 31, 2006.

In July 2003, First Advantage entered into a Promissory Note with The First American Corporation. The loan evidenced by the Promissory Note was a $10 million uncollateralized revolving loan with interest payable monthly. The Promissory Note was subordinated to the $45 million bank debt and bore interest at the rate payable under the $45 million bank debt plus 0.5% per annum. The proceeds of the previously mentioned Credit Agreement were used to payoff this loan in March of 2006.

At December 31, 2006, the Company was in compliance with the financial covenants of its loan agreements.

First Advantage filed an amended Registration Statement with the Securities and Exchange Commission for the issuance of up to 5,000,000 shares of our Class A common stock, par value $.001 per share, from time to time as full or partial consideration for the acquisition of businesses, assets or securities of other business entities. The Registration Statement was declared effective on January 9, 2006. As of December 31, 2006, 860,296 shares were issued.

First Advantage filed a Registration Statement with the Securities and Exchange Commission for the issuance of up to 2,000,000 shares of our Class A common stock, par value $.001 per share, from time to time for general corporate purposes. The Registration Statement was declared effective on January 3, 2005. No shares have been issued as of December 31, 2006.

In 2006, 2005 and 2004, First Advantage sought to acquire other businesses as part of its growth strategy. The Company will continue to evaluate acquisitions in order to achieve economies of scale, expand market share and enter new markets. The extent of future acquisitions, however, is dependent upon the availability of capital and liquidity to fund such acquisitions.

While uncertainties within the Company's industry exist, management is not aware of any trends or events likely to have a material adverse effect on liquidity or the accompanying financial statements. The Company believes that, based on current levels of operations and anticipated growth, the Company's cash flow from operations, together with available sources of liquidity, will be sufficient to fund operations, anticipated capital expenditures, make required payments of principal and interest on debt, and satisfy other long-term contractual commitments. However, any material adverse change in our operating results from our business plan or acceleration of existing debt obligations or in the amount of investment in acquisitions, technology or products could require the Company to seek other funding alternatives including raising additional capital.

The following is a schedule of long-term contractual commitments as of December 31, 2006 over the periods in which they are expected to be paid.

(in thousands)	2007	2008	2009	2010	2011	Thereafter	Total
Advertising commitments	$ 410	$ —	$ —	$ —	$ —	$ —	$ 410
Minimum contract purchase commitments	3,203	2,530	511	195	—	—	6,439
Operating leases	19,210	15,394	12,593	9,218	7,404	21,464	85,283
Debt and capital leases	20,794	16,757	6,774	156,000	—	—	200,325
Interest payments related to debt [1]	12,848	11,755	10,901	7,846	—	—	43,350
Total	$56,465	$46,436	$30,779	$173,259	$7,404	$21,464	$335,807

[1] Estimated interest payments are calculated assuming current interest rates over minimum maturity periods specified in debt agreements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company considered the provision of Financial Reporting Release No. 48 "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent In Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments." The Company had no holdings of derivative financial instruments at December 31, 2006 and our total liabilities as of December 31, 2006 consist primarily of notes payable, accounts payable and accrued liabilities. Although the Company has operations in certain foreign countries, these operations, in the aggregate, are not material to the Company's financial condition or results of operations.

The Company's fixed rate debt consists primarily of uncollateralized term notes. In addition, the Company has $174.5 million of variable rate debt outstanding. A 1% increase in interest rates, due to increased rates nationwide, would result in $1.7 million additional annual interest payments which could be significant to the Company. The table below provides information about certain liabilities that are sensitive to changes in interest rates and presents cash flows and the related weighted average interest rates by expected maturity dates.

(in thousands)	2007	2008	2009	2010	2011	Total	Fair Market Value
Debt							
Fixed Rate	$14,340	$10,755	$ 771	$ —	$—	$ 25,866	$ 25,289
Average Interest Rate	4.97%	5.06%	4.86%	n/a	n/a		
Variable Rate	$ 6,454	$ 6,003	$6,002	$156,000	$—	$174,459	$174,459
Average Interest Rate	8.20%	8.25%	8.25%	6.66%	n/a		
Total	$20,794	$16,758	$6,773	$156,000	$—	$200,325	$199,748

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of First Advantage Corporation:

We have completed integrated audits of First Advantage Corporation's December 31, 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, and an audit of its December 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of First Advantage Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Tampa, Florida
March 1, 2007

First Advantage Corporation

Consolidated Balance Sheets

(in thousands)	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 31,941	$ 28,380
Accounts receivable (less allowance for doubtful accounts of $6,487 and $4,918 in 2006 and 2005, respectively)	138,563	106,555
Prepaid expenses and other current assets	10,182	6,240
Income tax receivable	6,155	1,250
Deferred income tax asset	12,051	8,019
Due from affiliates	—	2,756
Total current assets	198,892	153,200
Property and equipment, net	68,931	56,684
Goodwill	650,124	605,884
Customer lists, net	74,419	78,911
Other intangible assets, net	28,324	32,363
Database development costs, net	10,640	10,127
Investment in equity investee	55,001	45,710
Other assets	3,592	3,185
Total assets	$1,089,923	$986,064
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 46,281	$ 37,152
Accrued compensation	35,299	27,448
Accrued liabilities	21,286	21,949
Deferred income	8,462	6,809
Due to affiliates	4,776	—
Current portion of long-term debt and capital leases	20,794	38,444
Total current liabilities	136,898	131,802
Long-term debt and capital leases, net of current portion	179,531	182,127
Deferred income tax liability	44,802	35,232
Other liabilities	5,338	6,343
Total liabilities	366,569	355,504
Minority interest	48,413	47,712
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.001 par value; 1,000 shares authorized, no shares issued or outstanding	—	—
Class A common stock, $.001 par value; 125,000 shares authorized; 10,452 and 9,689 shares issued and outstanding as of December 31, 2006 and 2005, respectively	10	10
Class B common stock, $.001 par value; 75,000 shares authorized; 47,727 and 46,076 shares issued and outstanding as of December 31, 2006 and 2005, respectively	48	46
Additional paid-in capital	455,657	430,026
Retained earnings	218,566	152,405
Accumulated other comprehensive income	660	361
Total stockholders' equity	674,941	582,848
Total liabilities and stockholders' equity	$1,089,923	$986,064

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

Consolidated Statements of Income and Comprehensive Income
For the Years Ended December 31, 2006, 2005 and 2004

(in thousands, except per share amounts)	2006	2005	2004
Service revenue	$764,841	$596,105	$472,142
Reimbursed government fee revenue	52,723	47,644	44,599
Total revenue	817,564	643,749	516,741
Cost of service revenue	238,622	183,976	147,724
Government fees paid	52,723	47,644	44,599
Total cost of service	291,345	231,620	192,323
Gross margin	526,219	412,129	324,418
Salaries and benefits	237,670	180,927	142,980
Facilities and telecommunications	30,067	25,743	20,680
Other operating expenses	98,965	79,851	65,348
Depreciation and amortization	39,152	27,605	23,184
Total operating expenses	405,854	314,126	252,192
Income from operations	120,365	98,003	72,226
Interest (expense) income:			
Interest expense	(13,319)	(6,618)	(2,724)
Interest income	910	150	769
Total interest (expense) income, net	(12,409)	(6,468)	(1,955)
Equity in earnings of investee	2,299	1,385	1,782
Gain on investment	6,993	9,471	—
Income before income taxes and minority interest	117,248	102,391	72,053
Provision for income taxes	47,773	43,522	29,720
Income before minority interest	69,475	58,869	42,333
Minority interest	3,314	443	—
Net income	66,161	58,426	42,333
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	299	103	258
Comprehensive income	$ 66,460	$ 58,529	$ 42,591
Per share amounts:			
Basic	$ 1.15	$ 1.10	$ 0.85
Diluted	$ 1.14	$ 1.09	$ 0.85
Weighted-average common shares outstanding:			
Basic	57,502	52,884	49,711
Diluted	58,079	53,593	50,036

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2006, 2005 and 2004

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 2004	47,723	$ 48	$259,349	$—	$109,616	$369,013
Distribution to First American from CIG prior to merger	—	—	—	—	(32,313)	(32,313)
Net income for 2004	—	—	—	—	42,333	42,333
Class A Shares issued in connection with acquisitions	1,362	1	23,179	—	—	23,180
Class A Shares issued in connection with warrants, share-based compensation, and benefit plans	244	—	3,704	—	—	3,704
Class A Shares issued in connection with convertible debt	755	1	12,011	—	—	12,012
Foreign currency translation	—	—	—	258	—	258
Balance at December 31, 2004	50,084	$ 50	$298,243	$258	$119,636	$418,187
Distribution to First American from CIG prior to merger	—	—	—	—	(25,657)	(25,657)
Contribution from First American for CIG liabilities prior to merger	—	—	4,608	—	—	4,608
Net income for 2005	—	—	—	—	58,426	58,426
Class A Shares issued in connection with acquisitions	2,015	2	51,231	—	—	51,233
Class A Shares issued in connection with warrants, share-based compensation, and benefit plans	446	1	8,504	—	—	8,505
Class B Shares issued in connection with acquisitions	2,244	2	46,553	—	—	46,555
Class B Shares issued in connection with conversion of debt	976	1	19,999	—	—	20,000
Tax benefit related to stock options	—	—	888	—	—	888
Foreign currency translation	—	—	—	103	—	103
Balance at December 31, 2005	55,765	$ 56	$430,026	$361	$152,405	$582,848
Net income for 2006	—	—	—	—	66,161	66,161
Class A Shares issued in connection with prior year acquisitions	117	—	2,903	—	—	2,903
Class A Shares issued in connection with current year acquisitions	435	—	10,200	—	—	10,200
Class A Shares issued in connection with warrants, share-based compensation, and benefit plans	212	—	4,106	—	—	4,106
Class B Shares issued in connection with CIG acquisition	1,650	2	(2)	—	—	—
Settlement with First American for CIG liabilities prior to merger	—	—	(1,129)			(1,129)
Tax benefit related to stock options	—	—	(12)	—	—	(12)
Share-based compensation	—	—	9,565			9,565
Foreign currency translation	—	—	—	299	—	299
Balance at December 31, 2006	58,179	$ 58	$455,657	$660	$218,566	$674,941

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2006, 2005 and 2004

(in thousands)	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 66,161	$ 58,426	$ 42,333
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	39,152	27,605	23,184
Bad debt expense	5,587	1,477	1,466
Share-based compensation	10,919	—	—
Minority interests in net income	3,314	443	—
Equity in earnings of investee	(2,299)	(1,385)	(1,782)
Deferred income tax	6,188	18,286	781
Gain on investment	(6,993)	(9,471)	—
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(29,914)	(13,823)	(11,028)
Prepaid expenses and other current assets	(2,982)	(2,589)	1,391
Other assets	(876)	(1,958)	5,721
Accounts payable	1,978	(6,162)	4,004
Accrued liabilities	(4,868)	(530)	(2,973)
Deferred income	(186)	(1,307)	769
Due to affiliates	7,532	3,378	(2,683)
Net change in income tax accounts	(6,216)	(4,624)	2,230
Accrued compensation and other liabilities	6,807	4,540	(4,442)
Net cash provided by operating activities	93,304	72,306	58,971
Cash flows from investing activities:			
Database development costs	(3,560)	(3,434)	(2,906)
Purchases of property and equipment	(29,671)	(19,102)	(8,187)
Notes receivable	—	4,000	1,000
Cash paid for acquisitions	(34,642)	(153,605)	(58,455)
Cash balance of companies acquired	3,745	18,060	3,721
Net cash used in investing activities	(64,128)	(154,081)	(64,827)
Cash flows from financing activities:			
Proceeds from long-term debt	71,516	180,081	72,000
Repayment of long-term debt	(96,963)	(106,870)	(36,224)
Cash contributions from First American to LeadClick, LLC	—	45,000	—
Proceeds from Class A Shares issued in connection with stock option plan and employee stock purchase plan	2,463	7,603	3,704
Distribution to First American from CIG prior to the merger	—	(25,657)	(32,313)
Distribution to minority interest shareholders	(2,613)	—	—
Net cash (used in) provided by financing activities	(25,597)	100,157	7,167
Effect of exchange rates on cash	(18)	2	62
Increase in cash and cash equivalents	3,561	18,384	1,373
Cash and cash equivalents at beginning of period	28,380	9,996	8,623
Cash and cash equivalents at end of period	$ 31,941	$ 28,380	$ 9,996

The accompanying notes are an integral part of these consolidated financial statements.

First Advantage Corporation

Consolidated Statements of Cash Flows—(Continued)
For the Years Ended December 31, 2006, 2005 and 2004

(in thousands)	2006	2005	2004
Supplemental disclosures of cash flow information:			
Cash paid for interest	$13,238	$ 4,769	$ 2,117
Cash paid for income taxes	$47,841	$ 8,803	$ 224
Cash received for tax refund	$ —	$ —	$ 2,146
Non-cash investing and financing activities:			
Class A Shares issued in connection with acquisitions	$13,103	$51,233	$23,180
Class A Shares issued in connection with convertible debt	$ —	$ —	$12,012
Notes and deferred payments in connection with acquisitions	$ 9,039	$56,191	$58,970
Class A Shares issued for benefit plans	$ 1,643	$ 902	$ —
Class B Shares issued in connection with acquisitions	$ —	$46,555	$ —
Class B Shares issued for converted debt	$ —	$20,000	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
For the Years Ended December 31, 2006, 2005 and 2004

1. Organization and Nature of Business

First Advantage Corporation (the "Company" or "First Advantage") is a global risk mitigation and business solutions provider and operates in six primary business segments: Lender Services, Data Services, Dealer Services, Employer Services, Multifamily Services, and Investigative and Litigation Support Services.

The Lender Services segment provides consumer credit reporting solutions for mortgage and home equity needs.

The Data Services segment includes business lines that provide transportation credit reporting, motor vehicle record reporting, fleet management, supply chain theft and damage mitigation consulting, consumer location, criminal records reselling, subprime credit reporting, consumer credit reporting and lead generation services.

The Dealer Services segment serves the automotive dealer marketplace by delivering consolidated consumer credit reports, credit automation software and automotive lead development services.

The Employer Services segment includes employment background screening, hiring management solutions, occupational health services, tax incentive services and payroll and human resource management.

The Multifamily Services segment includes resident screening services, property management software and renters' insurance services.

The Investigative and Litigation Support Services segment supports businesses, insurers and law firms nationwide with their insurance fraud investigations, surveillance, computer forensics, electronic discovery, data recovery, due diligence reporting and corporate and litigation investigative needs.

In September 2005, the Company completed the acquisition of The First American Corporation's ("First American") Credit Information Group ("CIG") Business. First Advantage paid for the CIG Business and related businesses with 29,073,170 shares of its Class B common stock. First American and affiliates own approximately 82% of the shares of capital stock of the Company as of December 31, 2006. The Class B common stock owned by First American is entitled to ten votes per share on all matters presented to the stockholders for vote.

In March 2006, the Company issued 1,650,455 shares of its Class B common stock to FADV Holdings LLC, a subsidiary of First American. The issuance of the Class B common stock was in accordance with the Master Transfer agreement with First American for the purchase of its CIG Business, which included the purchase of First American's minority interest in DealerTrack Holdings, Inc. ("DealerTrack"). The Master Transfer agreement required the Company to issue additional shares of Class B common stock to First American in the event that DealerTrack consummated an initial public offering of its stock before the second anniversary of the closing of the CIG acquisition and the value of the minority interest in DealerTrack exceeded $50 million. The initial public offering was completed by DealerTrack on December 16, 2005. The Master Transfer agreement required the Company to issue the number of shares equal to the quotient of (x) 50% of the amount by which the value of the DealerTrack interest exceeds $50 million (based on the average closing price per share of DealerTrack's stock over the 60 business day period beginning on the fifth business day after the completion of its initial public offering), divided by (y) $20.50.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's operating results for the years ended December 31, 2006, 2005 and 2004 include results for acquired entities (excluding the CIG Business) from their respective dates of acquisition. The acquisition of the

CIG Business by First Advantage was a transaction between businesses under the common control of First American. In an acquisition of businesses under common control, the acquiring company records acquired assets and liabilities at historical costs. The consolidated statements of income and comprehensive income, changes in stockholder's equity and of cash flows of First Advantage for the years ended December 31, 2005 and 2004 include the operations of the CIG business at historical cost assuming the acquisition was completed on January 1, 2004.

Certain amounts for the years ended December 31, 2005 and 2004 have been reclassified to conform to the 2006 presentation.

The results of operations for the year ended December 31, 2005, include $3.2 million of nondeductible merger costs that First Advantage incurred in connection with its acquisition of the CIG Business from First American; $2.0 million of costs incurred in connection with the relocation of the company's corporate headquarters and other office consolidations; and $0.6 million of costs related to the launch of the corporate branding initiative that was announced in June 2005. These costs are included in the Company's Corporate segment.

Principles of Consolidation

The consolidated financial statements for the three years ended December 31, 2006 include the accounts of the Company and all majority owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the statements. Actual results could differ from the estimates and assumptions used.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments at December 31, 2006 and 2005, which includes cash and cash equivalents and accounts receivable, approximates fair value because of the short maturity of those instruments. The Company considers the variable rate debt to be representative of current market rates and, accordingly, estimates that the recorded amounts approximate fair market value. Fair value estimates of the fixed rate debt were determined using discounted cash flow methods with a discount rate of 8.25% and 7.25%, which estimates the rate that similar instruments could be negotiated at December 31, 2006 and 2005, respectively.

The estimated fair values of the Company's financial instruments, none of which are held for trading purposes, are summarized as follows:

	December 31, 2006		December 31, 2005	
(in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 31,941	$ 31,941	$ 28,380	$ 28,380
Accounts receivable	138,563	138,563	106,555	106,555
Long-term debt and capital leases	(200,325)	(199,748)	(220,571)	(219,464)

Cash Equivalents

The Company considers cash equivalents to be all short-term investments that have an initial maturity of 90 days or less.

Accounts Receivable

Accounts receivable are due from companies in a broad range of industries located throughout the United States and abroad. Credit is extended based on an evaluation of the customer's financial condition, and generally, collateral is not required.

The allowance for all probable uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. These factors are continuously monitored by management to arrive at the estimate for the amount of accounts receivable that may be ultimately uncollectible. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, the Company records a specific allowance for doubtful accounts against amounts due, to reduce the net recognized receivable to the amount it reasonably believes will be collected. Management believes that the allowance at December 31, 2006 and 2005 is reasonably stated.

Property and Equipment

Property and equipment are recorded at cost. Property and equipment includes computer software acquired and developed for internal use. Software development costs are capitalized from the time technological feasibility is established until the software is ready for use.

The Company follows Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the Company to capitalize interest costs incurred and certain payroll-related costs of employees directly associated with developing software in addition to incremental payments to third parties. The Company capitalized interest of approximately $0.7 million and $0.4 million in the years ended December 31, 2006 and 2005, respectively.

Depreciation on leasehold improvements is computed on the straight-line method over the shorter of the life of the asset, or the lease term, ranging from 3 to 13 years. Depreciation on data processing equipment and furniture and equipment is computed using the straight-line method over their estimated useful lives ranging from 3 to 10 years. Capitalized software costs are amortized using the straight-line method over estimated useful lives of 3 to 7 years.

Database Development Costs

Database development costs represent the cost to develop the proprietary databases of information for customer usage. The costs are capitalized from the time technological feasibility is established until the information is ready for use. These costs are amortized using the straight-line method over estimated useful life of 7 to 10 years.

Goodwill, Customer Lists and Other Intangible Assets

Customer lists are amortized using the straight-line method over their estimated useful lives, ranging from 4 to 20 years. Other intangibles, which include covenants not to compete and trade names, are amortized using the straight-line method over their estimated useful lives, ranging from 2 to 20 years. The Company regularly evaluates the amortization period assigned to each intangible asset to ensure that there have not been any events or circumstances that warrant revised estimates of useful lives. The Company has selected September 30 as the annual valuation date to test goodwill for impairment. The valuation was performed by the Company in 2006 and 2005.

The Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets," impairment testing process includes two phases. The first phase (Test 1) compares the fair value of each reporting unit to its book value. The fair value of each reporting unit is determined by using discounted cash flow analysis, market approach valuations and third-party valuation advisors. If the fair value of the reporting unit exceeds its book value, the goodwill is not considered impaired and no additional analysis is required. However, if the book value is greater than the fair value, a second test (Test 2) must be completed to determine if the fair value of the goodwill exceeds the book value of the goodwill. The fair value of the goodwill is determined by discounted cash flow analysis and appraised values.

Purchase Accounting

The purchase method of accounting requires companies to assign values to assets and liabilities acquired based upon their fair values. In most instances there is not a readily defined or listed market price for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for assets and liabilities in many instances requires a high degree of estimation. The valuation of intangible assets, in particular is very subjective. The Company generally uses internal cash flow models and in certain instances third party valuations in estimating fair values. The use of different valuation techniques and assumptions could change the amounts and useful lives assigned to the assets and liabilities acquired, including goodwill and other intangible assets and related amortization expense. Amounts allocated to certain assets and liabilities as of December 31, 2006 are based on preliminary estimates of fair value and may be revised. The Company does not anticipate that revisions to the amounts allocated to the acquired assets and liabilities, if any, will be significant to the Company's financial statements.

Income Taxes

Taxes are based on income for financial reporting purposes and include deferred taxes applicable to temporary differences between the financial statement carrying amount and the tax basis of certain of the Company's assets and liabilities. The tax provision has been calculated on a separate return basis. The Company's income tax returns are filed either on a separate company basis or as part of the consolidated income tax returns of First American, depending on when an operating subsidiary was acquired and the rules of the jurisdiction. The Company has a tax sharing arrangement with First American whereby the Company will fund any tax liabilities due related to its operations and First American will repay any refunds received related to the Company's operations. Such items are accrued in the year to which they relate.

Impairment of Long-Lived Assets

With respect to long-lived assets to be held and used, an asset (or group of assets) will be considered impaired when the expected undiscounted cash flows from use and/or disposition are less than the asset's carrying value. The amount of any impairment charge will be based on the difference between the carrying and fair value of the asset. The determination of fair values considers quoted market prices, if available, and prices for similar assets and the results of other valuation techniques.

For assets to be sold, an asset (or group of assets) that meets the criteria established by SFAS No. 144, "Accounting for the Impairment of Disposal of Long Lived Assets," for classification of assets held for sale will be carried at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

Revenue from the sale of reports and leads is recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery. Revenue from investigative services is recognized as services are performed. In accordance with generally accepted accounting principles, the Company includes reimbursed government fees in revenue and in cost of service.

Revenue via the eAdvertising network of LeadClick Media, Inc. is recognized when transactions are completed as evidenced by qualifying actions by end users of the publishers and /or advertiser on the proprietary eAdvertising network. Revenue as a result of list management services is recognized when transactions are completed as evidenced by qualifying actions of end users. In most instances, the qualifying action that completes the earnings process is the submission of an on-line form that generates a sales lead via the internet.

Membership fees, billed monthly to member's accounts, are recognized in the month the fee is earned. A portion of the membership revenue received is paid in the form of a commission to clients and is reflected in other operating expenses. Revenue earned from providing services to third party issuers of membership based consumer products is recognized at the time the service is provided, generally on a monthly basis.

Software maintenance revenues are recognized ratably over the term of the maintenance period. Custom programming and professional consulting service revenue is recognized using the percentage-of-completion method pursuant to Accounting Research Bulletin (ARB) No. 45 "Long-Term Construction-Type Contracts." To the extent that interim amounts billed to clients exceed revenue earned, deferred income is recorded. Other revenue is recognized upon completion of the contractual obligation, which is typically evidenced by delivery of the product or performance of the service.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", governs the financial statement presentation of changes in stockholders' equity resulting from non-owner sources. Comprehensive income includes all changes in equity except those resulting from investments by owners and distribution to owners.

Share Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost is recognized over the period during which an employee is required to provide services in exchange for the award. The Company adopted SFAS No. 123R using the modified prospective method. Under this method, results of prior periods are not restated. Share-based compensation expense for the twelve months ended December 31, 2006 was $10.9 million ($8.0 million after tax or $0.14 per basic and diluted share).

Commencing with the first quarter of fiscal 2006, the Company began transitioning from the Black-Scholes options model to a lattice model to estimate the fair value of new employee stock options on the date of grant. The Company believes the lattice option pricing model provides a more refined estimate of the fair value of our employee stock options. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model for all grants prior to January 1, 2006. For option grants in January 2006 and thereafter, the fair value of each option grant is estimated on the date of the grant using the lattice option pricing model. The option pricing models incorporate the following.

	At December 31,	
	2006 (Lattice)	2005 (Black-Scholes)
Expected dividend yield	0%	0%
Risk-free interest rate (1)	4.56-4.81%	4.52%
Expected volatility (2)	30%	25%
Expected life (3)	5	6

(1) The risk-free rate for the periods within the contractual term of the options is based on the U.S. Treasury yield curve in effect at the time of the grant.

(2) The expected volatility is a measure of the amount by which a stock price has fluctuated or is expected to fluctuate based primarily on the Company's historical data.

(3) The expected life is the period of time, on average, that participants are expected to hold their options before exercise based primarily on the Company's historical data.

As share-based compensation expense recognized in the Consolidated Statements of Income and Comprehensive Income for the twelve months ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based primarily on historical experience. In the pro forma information required under SFAS No.123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

As of December 31, 2006, $11.6 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.4 years. There were no share-based compensation costs capitalized as of December 31, 2006.

The Company did not recognize share-based compensation related to options for the years ended December 31, 2005 and 2004. The exercise price of the Company's employee stock awards equaled the market price of the underlying stock on the date of the grant per APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Prior to January 1, 2006, the Company followed SFAS No. 123, "Accounting for Stock Based Compensation," as amended by SFAS No.148 "Accounting for Stock-Based Compensation—Transition and Disclosure," through disclosure only. The Company accounted for share-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, and related interpretations. The fair value for each option grant was estimated under SFAS No. 123 using the Black-Scholes pricing model. If the Company had elected or was required to apply the fair value recognition provisions of SFAS No. 123, to share-based employee compensation, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table for the years ended December 31, 2005 and 2004.

(in thousands, except per share amounts)	2005	2004
Net income, as reported	$58,426	$42,333
Less: share-based compensation expense, net of tax	6,440	4,262
Pro forma net income	$51,986	$38,071
Earnings per share:		
Basic, as reported	$ 1.10	$ 0.85
Basic, pro forma	$ 0.98	$ 0.77
Diluted, as reported	$ 1.09	$ 0.85
Diluted, pro forma	$ 0.97	$ 0.76

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for and disclosure of uncertainty in tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition associated with tax positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effects of adoption on its consolidated financial statements and the impact, if any, is not known at this time.

3. Acquisitions

During 2006, the Company acquired eleven businesses. Nine acquisitions were in the Employer Services segment and two were in the Investigative and Litigation Support Services segment. The preliminary allocation of the purchase price is based upon estimates of the assets and liabilities acquired in accordance with SFAS No.141, "Business Combinations."

The aggregate purchase price of these acquisitions is as follows:

(in thousands)	
Cash	$34,642
Notes payable	5,881
Deferred payments	3,158
Stock (435 Class A shares issued)	10,200
	$53,881

The allocation of the aggregate purchase price of the acquisitions in 2006 is as follows:

(in thousands)	
Goodwill	$42,471
Identifiable intangible assets	7,705
Net assets acquired	3,705
	$53,881

The changes in the carrying amount of goodwill, by operating segment, for the year ended December 31, 2006 are as follows:

(in thousands)	Balance at December 31, 2005	Acquisitions	Adjustments to net assets acquired	Balance at December 31, 2006
Lender Services	$ 47,082	$ —	$ (282)	$ 46,800
Data Services	219,266	—	(1,018)	218,248
Dealer Services	56,893	—	(898)	55,995
Employer Services	180,114	41,496	2,402	224,012
Multifamily Services	46,535	—	1,565	48,100
Investigative and Litigation Support Services	55,994	975	—	56,969
Consolidated	$605,884	$42,471	$ 1,769	$650,124

The adjustments to net assets acquired represent post acquisition adjustments for those companies not acquired in the period.

In applying the purchase method of accounting, management undertook a comprehensive review of the acquired entities to ensure that all identifiable assets and liabilities are properly recorded at their fair value. The acquisition of these companies was based on management's consideration of past and expected future performance as well as the potential strategic fit with the long-term goals of First Advantage. The expected long-term growth, market position and expected synergies to be generated by inclusion of these companies are the primary factors which gave rise to an acquisition price which resulted in the recognition of goodwill.

In determining fair value, the Company utilizes a variety of valuation techniques including discounted cash flow analysis and outside appraisals to the extent necessary given materiality and complexity. All excess purchase price is appropriately recorded as goodwill. The useful lives for all assets recorded in purchase accounting are based on market conditions, contractual terms and other appropriate factors.

In connection with the 2005 acquisition of LeadClick Media Inc. ("LeadClick"), the Company and First American are obligated to purchase the remaining 25% interest in LeadClick ratably over the following three years unless the period is extended by mutual agreement of the parties. In addition, certain acquisitions have success consideration payments or earn-out provisions included in the purchase agreements. At December 31, 2006, the Company estimates that approximately $31.2 million in additional consideration will be paid in the next twelve months in connection with these acquisitions. The payments will be in the form of cash, stock and debt. The actual amount of the consideration is dependent upon the future operating results of the respective acquisitions. The Company will record the fair value of the additional consideration issued as an additional cost of the respective acquired entities at such time as the contingency is resolved and the additional consideration is distributable. The additional cost will be recorded to goodwill.

Unaudited pro forma results of operations assuming all of the acquisitions were consummated on January 1, 2005 are as follows:

(in thousands)	2006	2005
Total revenue	$835,033	$777,648
Net income	$ 66,464	$ 60,554
Earnings per share:		
Basic	$ 1.15	$ 1.09
Diluted	$ 1.14	$ 1.08
Weighted-average common shares outstanding:		
Basic	57,724	55,354
Diluted	58,301	56,064

4. Goodwill and Intangible Assets

The Company's reporting units for purposes of allocating goodwill and testing for impairment are the following: (i) lender services; (ii) data services (consumer location, subprime lending, transportation, consumer credit, fleet management) ; (iii) dealer services; (iv) employer services; (v) multifamily services; and (vi) investigative and litigation services.

In accordance with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company completed the transitional goodwill impairment test for all reporting units and determined that each reporting unit had a fair value in excess of carrying value, therefore, no goodwill impairment was recorded. The annual test for impairment was again performed in 2006, by management (using the September 30 valuation date) and each reporting unit had a fair value in excess of carrying value and no goodwill impairment was recorded.

Goodwill and other intangible assets for the years ended December 31, 2006 and 2005 are as follows:

(in thousands)	2006	2005
Goodwill	$650,124	$605,884
Customer lists	$ 96,917	$ 90,437
Less accumulated amortization	(22,498)	(11,526)
Customer lists, net	$ 74,419	$ 78,911
Other intangible assets:		
Noncompete agreements	15,084	13,530
Trade names	21,607	21,596
Other	—	129
	36,691	35,255
Less accumulated amortization	(8,367)	(2,892)
Other intangible assets, net	$ 28,324	$ 32,363

Amortization expense of customer lists and other intangible assets was approximately $16.6 million, $8.1 million and $3.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. Amortization expense relating to customer lists and other intangible asset balances as of December 31, 2006 is expected to be as follows over the next five years:

(in thousands) Year ending December 31,	
2007	$ 17,447
2008	15,985
2009	14,557
2010	14,045
2011	11,339
Thereafter	29,370
	$102,743

The change in the carrying amount of intangible assets is as follows for the year ended December 31, 2006:

(in thousands)	Other Intangible Assets	Customer Lists
Balance, at December 31, 2005	$32,363	$ 78,911
Acquisitions	1,584	6,121
Adjustments	31	361
Amortization	(5,654)	(10,974)
Balance, at December 31, 2006	$28,324	$ 74,419

5. Property and Equipment

As of December 31, 2006 and 2005, property and equipment is as follows:

(in thousands)	2006	2005
Furniture and equipment	$ 17,741	$ 16,131
Data processing equipment	25,202	22,174
Capitalized software	110,426	92,479
Leasehold improvements	10,345	7,944
	163,714	138,728
Less accumulated depreciation	(94,783)	(82,044)
Property and equipment, net	$ 68,931	$ 56,684

Depreciation and amortization expense was approximately $19.5 million, $16.5 million and $16.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

6. Database Development Costs

Database development costs for the years ended December 31, 2006 and 2005 are as follows:

(in thousands)	2006	2005
Eviction data	$ 16,057	$ 13,862
Criminal data	3,785	3,035
Sub-prime credit data	1,650	5,962
Less accumulated amortization	(10,852)	(12,732)
Database development costs	$ 10,640	$ 10,127

Amortization expense relating to database development costs was approximately $3.0 million, $3.0 million and $2.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. Approximately $4.7 million in fully amortized sub-prime credit data was disposed of as of December 31, 2006.

7. Investment in Equity Investee

During March 2003, the Company exchanged its equity interest in a subsidiary of First American Credit Management Solutions, Inc. ("CMSI"), a division of the CIG Business, for a 21% equity interest in DealerTrack, a leading provider of transformational business processes for the auto finance industry. The transaction was accounted for at fair value determined by a third party. The investment in DealerTrack is accounted for on the equity method. An investor using the equity method initially records an investment at cost. Subsequently, the carrying amount of the investment is increased to reflect the investor's share of income of the investee and is reduced to reflect the investor's share of losses of the investee or dividends received from the investee. The cost of the investment exceeded the Company's ownership interest in the equity of DealerTrack by approximately $28.6 million at the date of acquisition and the excess purchase price was accounted for as goodwill. The Company has reviewed the carrying value of its Investment in Equity Investee and has determined that there is no impairment of value.

In March 2006, the Company issued approximately 1.7 million shares of its Class B common stock to FADV Holdings LLC, a subsidiary of First American. The issuance of the Class B common stock was in accordance with the Master Transfer agreement with First American for the purchase of its Credit Information Group, which included the purchase of First American's minority interest in DealerTrack. The Master Transfer agreement required the Company to issue additional shares of Class B common stock to First American in the event that DealerTrack consummated an initial public offering of its stock before the second anniversary of the closing of the CIG Business acquisition and the value of the minority interest in DealerTrack exceeded $50 million. The initial public offering ("IPO") was completed by DealerTrack on December 16, 2005. The Master Transfer agreement required the Company to issue the number of shares equal to the quotient of (x) 50% of the amount by which the value of the DealerTrack interest exceeds $50 million (based on the average closing price per share of DealerTrack's stock over the 60 business day period beginning on the fifth business day after the completion of its initial public offering), divided by (y) $20.50.

As a result of the IPO, the Company recognized a 2005 pretax investment gain of approximately $9.5 million. The sale of the stock was at a price per share in excess of its carrying value. As a result of the issuance of the shares, the Company's ownership interest in DealerTrack decreased from approximately 21% to 16%.

In October 2006, DealerTrack completed a follow on offering of its stock. As result of the offering, the Company recognized a pretax investment gain of approximately $7.0 million. The sale of the stock was at a price per share in excess of its carrying value. As a result of the issuance of the shares, the Company's ownership interest in DealerTrack decreased from approximately 16% to 14%. The Company will continue to account for the investment under the equity method since it has maintained significant influence at DealerTrack, including representation on their Board of Directors.

8. Debt

On September 29, 2005, the Company executed a revolving credit agreement, with a bank syndication (the "Credit Agreement"). Borrowings available under the Credit Agreement total up to $225 million. The Credit Agreement includes a $10 million sub-facility for the issuance of letters of credit and up to a $5 million swing loan facility. The credit facility maturity date is September 28, 2010.

The interest rate is based on one of two options consisting of 1) the higher of Federal Funds Rate plus ½% and Bank of America's announced "Prime Rate" or 2) a "LIBOR based rate". The "LIBOR based rate" is based on LIBOR plus a margin that can range from 1.125% to 1.75% (based on progressive levels of leverage). First Advantage management must elect the LIBOR based option up to three days prior to its utilization.

The Credit Agreement contains usual and customary negative covenants for transactions of this type including but not limited to those regarding liens, investments, creation of indebtedness and fundamental changes, as well as financial covenants of consolidated leverage ratio and minimum consolidated fixed charge coverage ratio.

The Credit Agreement contains usual and customary provisions regarding acceleration. In the event of a default by the Company under the credit facility, the lenders will have no further obligation to make loans or issue letters of credit and in some cases may, at the option of a majority of the lenders, declare all amounts owed by the Company immediately due and payable and require the Company to provide collateral, and in some cases any amounts owed by the Company under the credit facility will automatically become immediately due and payable. The Credit Agreement is collateralized by the stock of the Company's subsidiaries.

At December 31, 2006, the Company was in compliance with the financial covenants of its loan agreement.

On July 31, 2003, the Company entered into a Promissory Note with First American. The loan evidenced by the Promissory Note was a $10 million uncollateralized revolving loan, with interest payable monthly. The Promissory Note bore interest at the rate payable under the syndicated bank debt plus 0.5% per annum. The note was repaid, in full, in the first quarter of 2006.

Long-term debt consists of the following at December 31:

(in thousands)	2006	2005
Acquisition notes:		
Weighted average interest rate of 6.6% and 5.7% at December 31, 2006 and 2005, respectively, with maturities through 2010	$ 49,791	$ 74,790
Bank notes:		
$225 million Secured Credit Facility, interest at 30-day LIBOR plus 1.25% (6.6% and 5.6% at December 31, 2006 and 2005, respectively), matures September 2010	150,000	135,500
Promissory notes with First American:		
$10 million revolving loan, interest at 30-day LIBOR plus 1.75% (6.1% at December 31, 2005 repaid March 2006)	—	10,000
Capital leases and other debt:		
Various interest rates with maturities through 2009	534	281
Total long-term debt and capital leases	200,325	220,571
Less current portion of long-term debt and capital leases	20,794	38,444
Long-term debt and capital leases, net of current portion	$179,531	$182,127

Aggregate maturities of long-term borrowings over the next four years are as follows:

(in thousands) Year ending December 31,	
2007	$ 20,794
2008	16,758
2009	6,773
2010	156,000
Total	$200,325

9. Income Taxes

The provision (benefit) for income taxes is summarized as follows:

(in thousands)	2006	2005	2004
Current:			
Federal	$35,365	$19,601	$21,124
State	4,397	4,701	6,539
Foreign	1,065	560	—
	40,827	24,862	27,663
Deferred:			
Federal	7,330	14,123	1,740
State	(161)	4,595	317
Foreign	(223)	(58)	—
	6,946	18,660	2,057
Total current and deferred	$47,773	$43,522	$29,720

Income taxes differ from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of the difference is as follows:

(in thousands)	2006	2005	2004
Taxes calculated at federal rate	$41,037	$35,685	$25,181
State taxes, net of federal benefit	2,753	6,043	4,457
Exclusion of certain expenses:			
Meals and entertainment expenses	361	285	216
Incentive stock option	1,364	—	—
Other items, net	2,258	1,509	(134)
	$47,773	$43,522	$29,720

The primary components of temporary differences that give rise to the Company's net deferred tax liability are as follows:

(in thousands)	2006	2005
Deferred tax assets:		
Federal net operating loss carryforwards	$20,404	$21,792
State net operating loss carryforwards	3,228	4,878
State tax	3,828	3,404
Bad debt reserves	2,688	2,107
Employee benefits	4,511	1,761
Accrued expenses and loss reserves	768	545
Other	297	243
Less: valuation allowance	(2,008)	(183)
	33,716	34,547
Deferred tax liabilities:		
Depreciable and amortizable assets	57,201	55,854
Equity in earnings of investee	9,050	5,462
Other	216	444
	66,467	61,760
Net deferred tax liability	$32,751	$27,213

As of December 31, 2006, the Company estimates that federal and state net operating loss carryforwards of approximately $58.3 million and $48.8 million, respectively will be available to reduce future taxable income after taking into account various federal and state limitations on the utilization of such net operating loss carryforwards.

The Company evaluates the realizability of its deferred tax assets by assessing the valuation allowance and by adjusting the amount of such allowance if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Based upon a sustained pattern of historical taxable income, projections for future taxable income over the periods in which the net operating losses will be deductible, management believes it is more likely than not that the Company will not realize the benefits of a portion of the net operating loss carryforwards. The valuation allowance consists of the estimated tax effect of the unutilized net operating loss carryforwards.

As of December 31, 2006, United States taxes were not provided on income of our foreign subsidiaries, as the Company has invested or expects to invest the undistributed income indefinitely. Income before income taxes and minority interest for our foreign subsidiaries was $2.2 million for the year ended December 31, 2006. If in the future these earnings are repatriated to the United States, or if the Company determines that the earnings will be remitted in the foreseeable future, additional tax provisions may be required.

10. Employee Benefits

Effective January 1, 2004, the Company created the First Advantage Corporation 401(k) Plan (the "Savings Plan"). All employees of the Company who participated in the First American Corporation 401(k) Savings Plan (the "First American Plan") were transferred into the Savings Plan. A total of 2.0 million shares of First Advantage Class A common stock are reserved for issuance in connection with the Company's Savings Plan. The

Savings Plan allows for employee-elective contributions up to the maximum deductible amount as determined by the Internal Revenue Code. In previous years, the Company made contributions to the Savings Plan based on profitability, as well as contributions of the participants. For the 2006 plan year, the Company is matching dollar for dollar up to three percent of the employees' eligible pay. The Company's expense related to the Savings Plan amounted to approximately $3.4 million, $1.2 million, and $0.9 million for the years ended December 31, 2006, 2005, and 2004 respectively.

Prior to January 1, 2004, employees of the Company were eligible to participate in the First American Plan, which was available to substantially all employees. Prior to the merger, the employees of the CIG Business participated in the First American Plan. The Company's expense related to the First American Plan amounted to approximately $2.2 million for the years ended December 31, 2005 and 2004.

Certain employees of the Company are eligible to participate in First American's defined benefit pension plan. Prior to the merger, certain employees of the CIG Business were eligible to participate in First American's defined benefit pension plan. The Company expensed payments to the pension plan of approximately $0.5 million, $0.7 million and $0.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. The actuarial present value of accumulated plan benefits and net assets available for benefits to the Company's employees under this plan is not readily available.

In August 2003, the Company's board of directors approved the First Advantage Corporation 2003 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, allows eligible employees to purchase First Advantage Class A common stock through payroll deductions for 85% of the fair market value of the First Advantage Class A common stock. Participation in the plan is voluntary. Eligible employees may participate by authorizing payroll deductions of up to 15% of their base pay for each payroll period. At the end of each one-month offering period, each participant will receive an amount of First Advantage Class A common stock equal to the sum of that participant's payroll deductions during such period divided by 85% of the fair market value of the common stock at the end of the period. No employee may participate in the plan if such employee owns or would own after the purchase of shares under the plan, 5% or more of the voting power of all classes of First Advantage stock. Shares of First Advantage Class A common stock issued under the Stock Purchase Plan must be held for a period of one year. A total of 1.0 million shares of First Advantage Class A common stock are reserved for issuance under the plan. A total of 63,608 and 29,446 shares have been issued in connection with the plan during the years ended December 31, 2006 and 2005, respectively.

11. Related Parties

First American provides certain legal, financial, technology, administrative and managerial support services to the Company. A service agreement was entered into on January 1, 2004. Under the terms of the agreement, human resources systems and payroll systems and support, network services and financial systems are provided at an annual cost of approximately $0.3 million. In addition, certain other services including pension and 401(k) expenses, corporate and medical insurance, personal property leasing and company car programs are provided at actual cost. The initial term of the agreement is for one year, and self renews every six months. The Company, excluding the CIG Business, incurred approximately $0.3 million in service fees for the years ended December 31, 2006, 2005 and 2004.

First American and certain affiliates provided sales and marketing, legal, financial, technology, leased facilities, leased equipment and other administrative services to the CIG Business. As part of the acquisition of the CIG Business, an amended and restated services agreement was entered into on September 14, 2005. Under the terms of the new agreement, human resources systems and payroll systems and support, network services and financial systems are provided at an annual cost of approximately $4,500,000. In addition, certain other services including pension and 401(k) expenses, corporate and medical insurance, personal property leasing and company car programs are provided at actual cost. The initial term of the agreement is for one year, and self renews every six months. The Company also entered into an agreement with First American to lease the CIG Business' office space in Poway, California. The lease is for an initial lease term of five years to commence on the closing date with a one-time option to renew the term for an additional five years. The rent payable under the lease will be approximately $169,000 a month and the Company is obligated to pay all costs and expenses related to the property, including operating expenses, maintenance and taxes. The CIG Business recognized approximately $11.6 million, $13.7 million and $11.7 million in operating expense in 2006, 2005 and 2004, respectively, relating to these services. The amounts allocated to the CIG Business prior to September 14, 2005 were based on management's assumptions (primarily usage, time incurred and number of employees) as to the proportion of the services used by the CIG Business in relation to the actual costs incurred by First American and affiliates in providing the services.

In 2004, the Company incurred costs of approximately $150,000 for internal audit services provided by First American.

Effective January 1, 2003, the Company and a subsidiary of First American entered into an agreement whereby the Company will act as an agent in selling renters insurance. The Company receives a commission of 12% of the insurance premiums and 20% of the profits (as defined in the agreement) of the insurance premiums written. Commissions earned in 2006, 2005 and 2004 were approximately $0.8 million, $0.3 million and $0.1 million, respectively.

The Company performs employment screening and hiring management services for First American. Total revenue from First American was approximately $2.8 million, $0.7 million and $0.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

First American Real Estate Solutions, LLC ("FARES"), a joint venture between First American and Experian Information Solutions, Inc. ("Experian"), owns 50% of a joint venture that provides mortgage credit reports and operations support to a nationwide mortgage lender. In accordance with the terms of the joint venture operating agreement, the mortgage and consumer credit reporting operation of FARES receives a merge fee per credit report issued and is reimbursed for certain operating costs. In addition, FARES records the 50% share of the earnings of the joint venture using the equity method of accounting. In connection with the acquisition of the CIG Business, FARES entered into an outsourcing agreement where the Company continues to provide these services to the nationwide mortgage lender. These earnings are included in service revenue in the accompanying combined statements of income and totaled $5.2 million, $5.7 million, and $6.7 million, for the years ended December 31, 2006, 2005 and 2004, respectively. Total merge fees were $6.5 million, $7.1 million, and $7.4 million for the years ended December 31, 2006, 2005 and 2004, respectively and are included in service revenue in the accompanying combined statement of income. Total reimbursement for operating costs were $6.5 million, $7.3 million, and $7.5 million, for the years ended December 31, 2006, 2005 and 2004, respectively. The reimbursement of operating costs is reflected as a reduction in operating expenses in the accompanying financial statements.

Experian owns approximately 6% of a combination of First Advantage's Class A and Class B common shares and is considered a related party. The cost of credit reports purchased by the Company from Experian was

$30.0 million, $27.4 million, and $20.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. The Company sells background and lead generation services to Experian. Total revenue from these sales was $0.2 million, $0.3 million and $0.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

12. Commitments and Contingencies

Operating Leases

The Company leases certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that the Company will pay insurance and taxes. Rent expense under operating leases was approximately $23.3 million, $18.8 million and $15.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum rental payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006, are as follows:

(in thousands) Year ending December 31,	
2007	$19,210
2008	15,394
2009	12,593
2010	9,218
2011	7,404
Thereafter	21,464
	$85,283

Litigation

The Company is involved in litigation from time to time in the ordinary course of business. The Company does not believe that the outcome of any pending or threatened litigation will have a material adverse effect on the Company's financial position or operating results.

13. Earnings Per Share

Pursuant to the provisions of SFAS No. 128 "Earnings Per Share", basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Dilutive common stock equivalents represent shares issuable upon assumed exercise of stock options and warrants. Options and warrants totaling 1,531,733, 369,345 and 1,862,494 in 2006, 2005 and 2004, respectively, were excluded from the weighted average diluted shares outstanding, as they were antidilutive.

A reconciliation of earnings per share and weighted-average shares outstanding is as follows:

(in thousands, except per share amounts)	2006	2005	2004
Net Income—numerator for basic and full diluted earnings per share	$66,161	$58,426	$42,333
Denominator:			
Weighted-average shares for basic earnings per share	57,502	52,884	49,711
Effect of restricted stock	47	37	—
Effect of contingent shares related to DealerTrack	367	74	—
Effect of dilutive securities—employee stock options and warrants	163	598	324
Denominator for diluted earnings per share	58,079	53,593	50,035
Earnings per share:			
Basic	$ 1.15	$ 1.10	$ 0.85
Diluted	$ 1.14	$ 1.09	$ 0.85

14. Stock Option Plans

Incentive Compensation Plan

The Company's board of directors and stockholders have adopted the 2003 First Advantage Incentive Compensation Plan. The plan is intended to promote the long-term success of the Company and increase stockholder value by attracting, motivating, and retaining key employees of the Company and its subsidiaries and affiliates, and by motivating consultants who provide significant services to the Company and its subsidiaries and affiliates. To achieve this purpose, the plan allows the granting of stock options, stock appreciation rights, restricted stock awards, performance unit awards, performance share awards and cash-based awards to eligible persons.

Subject to adjustment for certain changes in the Company's capitalization, a total of 7.0 million shares of First Advantage Class A common stock are available for issuance under the plan. The plan is administered by the compensation committee of the board of directors of the Company.

Upon the occurrence of a change of control transaction (as defined in the plan), generally all awards under the plan accelerate, all restrictions are lifted and all performance goals are achieved, subject to certain limitations. The committee may provide that any award, the payment of which was deferred under the plan, will be paid or distributed as of, or promptly following, a change of control transaction. The committee may also provide that any awards subject to any such acceleration, payment, adjustment or conversion cannot be exercised after, or will terminate as of, a change of control transaction.

At December 31, 2006, stock options to purchase 5,030,755 shares of the Company's common stock were granted under the First Advantage Corporation 2003 Incentive Compensation Plan, Inc. Options vest over three years at a rate of 33.4% for the first year and 33.3% for each of the two following years. The option grant expires ten years after the grant date. As of January 1, 2006, the Company accounts for these share-based grants in accordance with SFAS No. 123R, which requires that the cost resulting from all share-based payment transactions, be recognized in the financial statements. Share-based compensation expense for the year ended December 31, 2006 was $10.9 million ($8.0 million after tax or $0.14 per basic and diluted share). Prior to adoption of SFAS No. 123R, the Company applied APB Opinion No. 25 to account for its share-based awards. Under the provisions of APB Opinion No. 25, the company was not required to recognize compensation expense for the cost of stock options or shares issued under the Company's Stock Purchase Plan.

Warrants and Options to Purchase Class A Common Stock, Assumed in the Merger

The Company agreed to assume the obligations of US SEARCH.com contained in all warrants to purchase common stock of US SEARCH.com outstanding on the closing date of the merger. Pursuant to the merger agreement and the terms of the warrants, the holders of the warrants are entitled to receive upon exercise thereof 0.04 of a share of First Advantage Class A common stock for each share of US SEARCH.com common stock that such warrant holder would have been entitled to receive pursuant to the warrant prior to the closing of the merger. The Company had outstanding warrants to purchase up to 166,218 and 224,752 shares of its common stock at exercise prices ranging from $0.25 to $29.38 per share, as of December 31, 2006 and 2005, respectively.

All outstanding stock options, stock appreciation rights, limited stock appreciation rights and stock purchase rights of US SEARCH.com were assumed by the Company and converted automatically into options to purchase shares of First Advantage Class A common stock calculated in accordance with the exchange ratio, rounded down to the nearest whole share. The exercise price is equal to the exercise price per share of US SEARCH.com common stock divided by the exchange ratio, rounded down to the nearest whole cent. The outstanding stock options, stock appreciation rights, limited stock appreciation rights and stock purchase rights of US SEARCH.com otherwise continue to be exercisable and vest subject to the terms and conditions applicable to them before the mergers. However, all outstanding stock options issued to US SEARCH.com employees and directors pursuant to the US SEARCH.com Amended and Restated 1998 Stock Incentive Plan and all outstanding stock options issued to US SEARCH.com's non-employee directors pursuant to the US SEARCH.com 1999 Non-Employee Directors' Stock Option Plan accelerated and became fully vested upon the occurrence of the mergers. As of December 31, 2006, the Company had outstanding options (previously issued by US SEARCH.com) to purchase up to 70,589 shares of its common stock at exercise prices ranging from $7.03 to $225.00 per share.

Stock option activity under the Company's stock plan since December 31, 2005 is summarized as follows:

(in thousands, except weighted average price)	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at December 31, 2005	3,503	$21.14	
Options granted	947	$24.46	
Options exercised	(75)	$16.16	
Options canceled	(174)	$23.44	
Options outstanding at December 31, 2006	4,201	$21.89	$9,772
Options exercisable, end of the year	2,244	$20.54	$7,338

A total of 339,137 options were exercised at an average price of $18.73, 175,892 options were forfeited at an average price of $25.65, and 1,556,500 options were granted at an average price of $23.17 in 2005.

A total of 217,658 options were exercised at an average price of $15.71, 508,294 options were forfeited at an average price of $45.92, and 410,500 options were granted at an average price of $17.75 in 2004.

The total intrinsic value of options exercised was $0.6 million, $2.4 million, and $1.1 million for the years ended December 31, 2006, 2005, and 2004, respectively.

A total of 1,482 shares were issued in conjunction with the exercise of warrants at an average price of $26.10 in 2006. A total of 30,802 shares were issued in conjunction with the exercise of warrants at an average price of $26.10 in 2005. A total of 6,810 shares were issued in conjunction with the exercise of warrants at an average price of $12.05 in 2004.

The following table summarizes information about stock options and warrants outstanding at December 31, 2006:

(in thousands, except weighted average price and life)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Avg Remaining Contractual Life in Years	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 7.00 - $12.50	13	4.6	$10.29	13	$10.29
$12.51 - $25.00	3,498	7.6	$20.65	1,988	$19.35
$25.01 - $50.00	679	8.6	$27.35	232	$27.94
$50.01 - $242.25	11	3.5	$89.25	11	$89.25
	4,201			2,244	

	Warrants Outstanding and Exercisable		
Range of Exercise Prices	Shares	Weighted Avg Remaining Contractual Life in Years	Weighted Average Exercise Price
$ 0.25 - $22.50	76	2.4	$16.43
$22.51 - $26.10	87	0.2	$26.10
$26.11 - $29.38	3	0.1	$29.38
	166		

15. Segment Information

The Company operates in six primary business segments: Lender Services, Data Services, Dealer Services, Employer Services, Multifamily Services, and Investigative and Litigation Support Services.

The Lender Services segment offers lenders across the country credit reporting solutions for mortgage and home equity needs.

The Data Services segment includes business lines that provide transportation credit reporting, motor vehicle record reporting, fleet management, supply chain theft and damage mitigation consulting, consumer location, criminal records reselling, subprime credit reporting, consumer credit reporting services and lead generation services. Revenue for the Data Services segment includes $4.7 million, $2.9 million and $2.3 million of inter-segment sales for the years ended December 31, 2006, 2005, and 2004, respectively.

The Dealer Services business segment serves the automotive dealer marketplace by delivering consolidated consumer credit reports, credit automation software and lead generation services. Revenue for the Dealer Services segment includes $0.1 million, of inter-segment sales for the year ended December 31, 2006. Total assets for Dealer Services include approximately $38.5 million related to the DealerTrack investment.

The Employer Services segment includes employment background screening, occupational health services, tax incentive services and hiring solutions. Products and services relating to employment background screening include criminal records searches, employment and education verification, social security number verification and credit reporting. Occupational health services include drug-free workplace programs, physical examinations and employee assistance programs. Hiring solutions include applicant tracking software and recruiting services. Tax incentive services include services related to the administration of employment-based and location-based tax credit and incentive programs, sales and use tax programs and fleet asset management programs. The professional employer organization provides companies with comprehensive outsourced management of payroll and human resource management. Revenue for the Employer Services segment includes $1.0 million, $0.8 million and $0.8 million of inter-segment sales for the years ended December 31, 2006, 2005, and 2004, respectively.

The Multifamily Services segment includes resident screening and software services. Resident screening services include criminal background and eviction searches, credit reporting, employment verification and lease performance and payment histories. Revenue for the Multifamily Services segment includes $0.4 million, $0.3 million, and $0.1 million of inter-segment sales for the years ended December 31, 2006, 2005, and 2004, respectively.

The Investigative and Litigation Support Services segment includes all investigative services. Products and services offered by the Investigative and Litigation Support Services segment includes surveillance services, field interviews, computer forensics, electronic discovery, due diligence reports and other high level investigations. Revenue from the Investigative and Litigation Support Services segment includes $0.3 million of inter-segment sales for the year ended December 31, 2006.

The elimination of intra-segment revenue and cost of service revenue is included in Corporate. These transactions are recorded at cost.

International operations are included in the Employer Services segment and include revenue of $21.0 million, $9.1 million, and $1.2 million for the years ended December 31, 2006, 2005, and 2004, respectively. Total assets for the Foreign Background division under the Employer Services segment were $40.0 million and $20.9 million at December 31, 2006 and 2005.

Selected financial information for the Company's operations by segment for each of the past three years is as follows:

(in thousands)	Service Revenue	Depreciation and Amortization	Income (Loss) From Operations	Assets
2006				
Lender Services	$175,991	$ 6,755	$ 54,271	$ 78,556
Data Services	148,724	11,709	41,062	316,120
Dealer Services	120,780	2,829	16,113	116,533
Employer Services	195,180	8,507	19,832	345,747
Multifamily Services	68,811	4,522	15,128	78,131
Investigative and Litigation Support Services	59,162	3,204	11,377	85,122
Corporate and Eliminations	(3,807)	1,626	(37,418)	69,714
Consolidated	$764,841	$39,152	$120,365	$1,089,923
2005				
Lender Services	$168,327	$ 6,726	$ 48,205	$ 82,463
Data Services	91,699	6,796	29,460	324,907
Dealer Services	98,357	2,389	13,559	114,334
Employer Services	143,839	5,311	13,301	264,753
Multifamily Services	63,254	4,109	16,122	74,310
Investigative and Litigation Support Services	34,580	1,882	2,107	81,878
Corporate and Eliminations	(3,951)	392	(24,751)	43,419
Consolidated	$596,105	$27,605	$ 98,003	$ 986,064
2004				
Lender Services	$135,201	$ 6,946	$ 38,057	$ 58,389
Data Services	74,905	5,346	14,363	155,854
Dealer Services	69,842	1,586	8,164	84,629
Employer Services	115,461	4,110	9,380	169,839
Multifamily Services	54,135	3,940	12,272	80,466
Investigative and Litigation Support Services	25,714	1,176	908	44,749
Corporate and Eliminations	(3,116)	80	(10,918)	9,178
Consolidated	$472,142	$23,184	$ 72,226	$ 603,104

16. Unaudited Quarterly Financial Data

The following table sets forth certain unaudited financial data of the Company for the periods as indicated. The Company's operating results for the years ended December 31, 2006 and 2005 include results for the acquired entities (excluding the CIG Business) from their respective dates of acquisition. The acquisition of the CIG Business by First Advantage was a transaction between businesses under the common control of First American. In an acquisition of businesses under common control, the acquiring company records acquired assets and liabilities at historical costs. The historical income statements of First Advantage for the years ended December 31, 2006 and 2005 include the operations of the CIG Business at historical cost assuming the acquisition was completed on January 1, 2005.

First Advantage Corporation

Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2006, 2005 and 2004

Results of operations for the quarter ending December 31, 2006, include a pretax investment gain of approximately $7.0 million ($4.1 million after tax or $0.07 per diluted share) and results of operations for the quarter ending December 31, 2005, include a pretax investment gain of approximately $9.5 million ($5.6 million after tax or $0.10 per diluted share). The investment gain in both quarters relates to the issuance of stock by DealerTrack Holdings, Inc., an unconsolidated investee accounted for on the equity method. Results of operations for the quarter ending June 30, 2005, also include merger, relocation, and marketing-related expenses of approximately $6.0 million ($5.1 million after tax or $0.10 per diluted share).

	For the quarters ended			
(in thousands, except per share amounts)	3/31/2006	6/30/2006	9/30/2006	12/31/2006
Total revenue	$194,348	$205,123	$212,036	$206,057
Gross margin	$124,630	$132,587	$136,585	$132,417
Net income	$ 12,745	$ 16,637	$ 18,624	$ 18,155
Per share amounts:				
Basic	$ 0.23	$ 0.29	$ 0.32	$ 0.31
Diluted	$ 0.22	$ 0.29	$ 0.32	$ 0.31
Weighted-average common shares outstanding:				
Basic	55,997	57,730	58,096	58,155
Diluted	57,833	57,929	58,155	58,294

	For the quarters ended			
	3/31/2005	6/30/2005	9/30/2005	12/31/2005
Total revenue	$140,321	$163,424	$169,946	$170,058
Gross margin	$ 89,943	$105,401	$107,865	$108,920
Net income	$ 13,992	$ 12,219	$ 16,023	$ 16,192
Per share amounts:				
Basic	$ 0.27	$ 0.23	$ 0.30	$ 0.29
Diluted	$ 0.27	$ 0.23	$ 0.30	$ 0.29
Weighted-average common shares outstanding:				
Basic	51,099	52,828	53,201	55,113
Diluted	51,380	53,220	53,965	56,385

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), after evaluating the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, have concluded that, as of the end of the fiscal year covered by this report on Form 10-K, the Company's disclosure controls and procedures were effective to provide reasonable assurances that information required to be disclosed in the reports filed or submitted under such Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

(b) Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

(c) Management's Annual Report on Internal Control Over Financial Reporting

Management of First Advantage Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on that assessment under the framework in *Internal Control—Integrated Framework*, management determined that, as of December 31, 2006, the Company's internal control over financial reporting was effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as stated in their report which appears herein.

Audit Report of the Registered Certified Public Accounting Firm

See the Report of Independent Registered Certified Public Accounting Firm in Item 8, above.

Item 9B. Other Information.

None.

PART III

The information required by Items 10 through 14 of this report is set forth in the sections entitled "Nominees for Election of Directors," "Information about our Board of Directors," "Compensation Committee Interlocks and Insider Participation," "Report of the Compensation Committee of the Board of Directors on Executive Compensation," "Executive Officers," "Compensation of Executive Officers and Directors," "Security Ownership of Certain Beneficial Owners and Management," "Section 16(a) Beneficial Ownership Reporting Compliance," "Certain Relationships and Related Transactions," "Stock Performance Graph" and "Principal Accounting Fees and Services" in the Company's definitive proxy statement, which sections are incorporated in this report by reference. The definitive proxy statement will be filed no later than 120 days after the close of First Advantage's fiscal year end of December 31, 2006.

PART IV

Item 15. Exhibits and Financial Statement Schedule.

(a) 1. The following consolidated financial statements of First Advantage Corporation and its subsidiaries are included in Item 8.

Report of Independent Registered Certified Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2006 and 2005

Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2006, 2005 and 2004

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements for the Years Ended December 31, 2006, 2005 and 2004

2. Financial Statement Schedule.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2006, 2005 and 2004

(in thousands) Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts [1]	Deductions	Balance at End of Period
Year ended December 31, 2006					
Allowance for doubtful accounts	$4,918	$5,587	$ (423)	$(3,595)	$6,487
Year ended December 31, 2005					
Allowance for doubtful accounts	$3,444	$1,477	$1,487	$(1,490)	$4,918
Year ended December 31, 2004					
Allowance for doubtful accounts	$3,113	$1,467	$ 131	$(1,267)	$3,444

(1) Allowances established as a result of acquisitions

3. Exhibits

Exhibit	Description
2	Agreement and Plan of Merger, dated December 13, 2002, by and among the Company, The First American Corporation, US SEARCH.com Inc. and Stockholm Seven Merger Corp. (incorporated by reference to Annex A to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
2.1	Amended and Restated Master Transfer Agreement among The First American Corporation, First American Real Estate Services, Inc., First American Real Estate Solutions, LLC, FADV Holdings LLC, and First Advantage Corporation, dated as of June 22, 2005 (incorporated by reference to Exhibit 2.1 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
2.2	Contribution Agreement among The First American Corporation, First American Real Estate Services, Inc., FADV Holdings LLC, and First Advantage Corporation, dated as of September 14, 2005 (incorporated by reference to Exhibit 2.2 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
2.3	Contribution Agreement among First American Real Estate Solutions, LLC, FADV Holdings LLC, and First Advantage Corporation, dated as of September 14, 2005 (incorporated by reference to Exhibit 2.3 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
2.4	Stock Purchase Agreement Among First Advantage Corporation, Leadclick Holding Company, LLC, Robert Afshar and RaaBoom LLC, dated November 7, 2005 (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by the Company on November 8, 2005 (No. 051185511))
3.1	First Amended and Restated Certificate of Incorporation of First Advantage Corporation (incorporated by reference to Exhibit 3.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
3.2	Certificate of Amendment to the First Amended and Restated Certificate of Incorporation of First Advantage Corporation (incorporated by reference to Exhibit 3.1 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
3.3	Bylaws of First Advantage Corporation (incorporated by reference to Exhibit 3.2 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
3.4	Bylaws of First Advantage Corporation, as Amended and Restated (incorporated by reference to Exhibit 3.1 to the current report on Form 8-K filed by the Company on February 20, 2007 (No. 07636597))
4.1	Form of certificate representing shares of the Registrant's Class A common stock (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
4.2	Form of certificate representing shares of the Registrant's Class B common stock (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.1	First Advantage Corporation 2003 Incentive Compensation Plan (incorporated by reference to Exhibit 4.19 to the amendment to the registration statement on Form S-4 filed by the Company on April 4, 2003 (No. 333-102565))*
10.2	First Advantage Corporation 2003 Incentive Compensation Plan, Amended and Restated as of September 14, 2005 (incorporated by reference to Exhibit 10.3 to the quarterly report on Form 10-Q filed by the Company on November 8, 2005 (No. 051185511))

Exhibit	Description
10.3	Form of Indemnification Agreement, dated May 9, 2005, between First Advantage Corporation and each member of its board of directors (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed by the Company on August 15, 2005 (No. 051025447))
10.4	First Advantage Corporation "Flexible Long-Term Incentive Program" (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Company on February 7, 2006 (No. 06586097))
10.5	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Company on February 7, 2006 (No. 06586097))
10.6	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K filed by the Company on February 7, 2006 (No. 06586097))
10.7	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the current report on Form 8-K filed by the Company on February 7, 2006 (No. 06586097))
10.8	First Advantage Corporation 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.20 to the amendment to the registration statement on Form S-4 filed by the Company on April 24, 2003 (No. 333-102565))*
10.9	Stockholders Agreement, dated as of December 13, 2002, by and among the Company, The First American Corporation and Pequot Private Equity Fund II, L.P. (incorporated by reference to Annex D to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.10	Amendment No 1. to Stockholders Agreement, dated as of March 31, 2006 ,by and the Company, The First American Corporation and Pequot Private Equity Fund II, L.P (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed by the Company on May 9, 2006 (No. 06821038))
10.11	Amendment No. 2 to Stockholders Agreement, dated as of September 28, 2006, by and among the Company, The First American Corporation and Pequot Private Equity Fund II, L.P.
10.12	Form of Standstill Agreement by and between the Company and The First American Corporation (incorporated by reference to Annex E to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.13	Amended and Restated Services Agreement, dated January 1, 2004, between the Company and The First American Corporation (incorporated by reference to Exhibit 10.6 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.14	Promissory Note, made July 31, 2003, by First Advantage Corporation to the order of The First American Corporation (incorporated by reference to Exhibit 99.5 to the quarterly report on Form 10-Q filed by the Company on August 13, 2002 (No. 001-31666))
10.15	Service Agreement for End-User, effective December 31, 2003, by and between First Advantage Enterprise Screening Corporation and The First American Corporation (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.16	Agency/Company Agreement, effective January 1, 2003, between First American Property & Casualty Insurance Company and Multifamily Community Insurance Agency, Inc. (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.17	Profit Share Program letter, dated January 1, 2003, from First American Property & Casualty Insurance Company to Multifamily Community Insurance Agency, Inc. (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))

Exhibit	Description
10.18	Linking License Agreement, between First American Real Estate Solutions L.P., and US SEARCH.com (incorporated by reference to Exhibit 10.2 to the quarterly report on Form 10-Q filed on May 10, 2004 (No. 000-50285))
10.19	Office Lease by and between First American Title Insurance Company and First Advantage Corporation, dated September 14, 2005 (incorporated by reference to Exhibit 10.5 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.20	Credit Agreement, dated as of September 28, 2005, among First Advantage Corporation as the Borrower, Bank of America, N.A. , as Administrative Agent, Swing Line Lender and L/C Issuer, LaSalle Bank National Association, as Syndication Agent, Wachovia Bank, National Association and Suntrust Bank, as Co-Documentation Agents and the Other Lenders Party Hereto (incorporated by reference to Exhibit 10.6 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.21	Pledge Agreement, dated as of September 28, 2005, made by First Advantage Corporation in favor of Bank of American, N.A., as administrative and collateral agent (incorporated by reference to Exhibit 10.7 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.22	Security Agreement, dated as of September 28, 2005, made by First Advantage Corporation in favor of Bank of America, N.A., as administrative and collateral agent (incorporated by reference to Exhibit 10.8 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.23	Subsidiary Guaranty Agreement, dated as of September 28, 2005, made by First Advantage Corporation in favor of Bank of America, N.A., as administrative and collateral agent (incorporated by reference to Exhibit 10.9 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.24	Note, dated as of September 28, 2005, made by First Advantage Corporation in favor of LaSalle Bank National Association (incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.25	Note, dated as of September 28, 2005, made by First Advantage Corporation in favor of Wachovia Bank, National Association (incorporated by reference to Exhibit 10.11 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.26	Note, dated as of September 28, 2005, made by First Advantage Corporation in favor of Suntrust Bank (incorporated by reference to Exhibit 10.12 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.27	Note, dated as of September 28, 2005, made by First Advantage Corporation in favor of U.S. Bank National Association (incorporated by reference to Exhibit 10.13 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.28	Note, dated as of September 28, 2005, made by First Advantage Corporation in favor of Commerzbank AG, New York and Grand Cayman Branches (incorporated by reference to Exhibit 10.14 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.29	Note, dated September 28, 2005, made by First Advantage Corporation in favor of Regions Bank (incorporated by reference to Exhibit 10.15 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.30	Lease Agreement, dated January 17, 2005 between First Advantage Corporation and 100 Carillon, LLC (incorporated by reference to Exhibit 10.25 to the annual report on Form 10-K filed by the Company on March 10, 2005 (No. 001-31666))

Exhibit	Description
10.31	Amended and Restated Services Agreement between The First American Corporation and First Advantage Corporation, dates as of September 14, 2005 (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.32	Outsourcing Agreement between First American Real Estate Solutions, LLC and First Advantage Corporation, dated as of September 14, 2005 (incorporated by reference to Exhibit 10.2 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.33	Equipment Sublease by and between FADV Holdings LLC and First Advantage Corporation made and entered into as of September 14, 2005 (incorporated by reference to Exhibit 10.7 to the current report on Form 8-K filed on September 16, 2005 (No. 051087660))
10.34	The Registration Rights Agreement dated September 14, 2005, by and among First Advantage Corporation and Experian Information Solutions, Inc. (incorporated by reference to Exhibit 10.9 to the current report on Form 8-K filed on September 16, 2005 (No. 051087660))
10.35	Amendment to Registration Agreement, dated November 1, 2005 between First Advantage Corporation and Experian Information Solutions, Inc. (incorporated by reference to Exhibit 99.2 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.36	Reimbursement Agreement entered into October 11, 2005 between The First American Corporation and First Advantage Corporation (incorporated by reference to Exhibit 10.36 to the annual report on Form 10-K filed by the Company on March 16, 2006 (No. 06691781))
10.37	LeadClick Holding Company, LLC Operating Agreement by and between First American Real Estate Information Services, Inc. and First Advantage Corporation, dated November 7, 2005 (incorporated by reference to Exhibit 10.37 to the annual report on Form 10-K filed by the Company on March 16, 2006 (No. 06691781))
21	Subsidiaries of the Company
23	Consent of Independent Registered Certified Public Accounting Firm
31.1	Certification by Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350
32.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

* Indicates management contract or compensatory plan, contract or arrangement.

Copies of the Company's Form 10-K that are furnished to stockholders of the Company do not include the exhibits listed above. Any stockholder desiring copies of one or more of such exhibits should write to the Secretary of the Company specifying the exhibit or exhibits required.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 1st day of March, 2007.

FIRST ADVANTAGE CORPORATION

By: /s/ JOHN LONG
John Long
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Date: March 1, 2007 By: /s/ JOHN LONG
John Long
Chief Executive Officer
(Principal Executive Officer)

Date: March 1, 2007 By: /s/ JOHN LAMSON
John Lamson
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Date: March 1, 2007 By: /s/ PARKER S. KENNEDY
Parker S. Kennedy, Chairman

Date: March 1, 2007 By: /s/ JOHN LONG
John Long, Director

Date: March 1, 2007 By: /s/ J. DAVID CHATHAM
J. David Chatham, Director

Date: March 1, 2007 By: /s/ BARRY CONNELLY
Barry Connelly, Director

Date: March 1, 2007 By: /s/ JILL KANIN-LOVERS
Jill Kanin-Lovers, Director

Date: March 1, 2007 By: /s/ LAWRENCE D. LENIHAN, JR.
Lawrence D. Lenihan, Jr., Director

Date: March 1, 2007 By: /s/ FRANK MCMAHON
Frank McMahon, Director

Date: March 1, 2007	By: /s/ DONALD NICKELSON Donald Nickelson, Director
Date: March 1, 2007	By: /s/ DONALD ROBERT Donald Robert, Director
Date: March 1, 2007	By: /s/ DAVID WALKER David Walker, Director
Date: March 1, 2007	By: /s/ D. VAN SKILLING D. Van Skilling, Director

EXHIBIT INDEX

Exhibit	Description
2	Agreement and Plan of Merger, dated December 13, 2002, by and among the Company, The First American Corporation, US SEARCH.com Inc. and Stockholm Seven Merger Corp. (incorporated by reference to Annex A to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
2.1	Amended and Restated Master Transfer Agreement among The First American Corporation, First American Real Estate Services, Inc., First American Real Estate Solutions, LLC, FADV Holdings LLC, and First Advantage Corporation, dated as of June 22, 2005 (incorporated by reference to Exhibit 2.1 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
2.2	Contribution Agreement among The First American Corporation, First American Real Estate Services, Inc., FADV Holdings LLC, and First Advantage Corporation, dated as of September 14, 2005 (incorporated by reference to Exhibit 2.2 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
2.3	Contribution Agreement among First American Real Estate Solutions, LLC, FADV Holdings LLC, and First Advantage Corporation, dated as of September 14, 2005 (incorporated by reference to Exhibit 2.3 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
2.4	Stock Purchase Agreement Among First Advantage Corporation, Leadclick Holding Company, LLC, Robert Afshar and RaaBoom LLC, dated November 7, 2005 (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by the Company on November 8, 2005 (No. 051185511))
3.1	First Amended and Restated Certificate of Incorporation of First Advantage Corporation (incorporated by reference to Exhibit 3.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
3.2	Certificate of Amendment to the First Amended and Restated Certificate of Incorporation of First Advantage Corporation (incorporated by reference to Exhibit 3.1 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
3.3	Bylaws of First Advantage Corporation (incorporated by reference to Exhibit 3.2 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
3.4	Bylaws of First Advantage Corporation, as Amended and Restated (incorporated by reference to Exhibit 3.1 to the current report on Form 8-K filed by the Company on February 20, 2007 (No. 07636597))
4.1	Form of certificate representing shares of the Registrant's Class A common stock (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
4.2	Form of certificate representing shares of the Registrant's Class B common stock (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.1	First Advantage Corporation 2003 Incentive Compensation Plan (incorporated by reference to Exhibit 4.19 to the amendment to the registration statement on Form S-4 filed by the Company on April 4, 2003 (No. 333-102565))*
10.2	First Advantage Corporation 2003 Incentive Compensation Plan, Amended and Restated as of September 14, 2005 (incorporated by reference to Exhibit 10.3 to the quarterly report on Form 10-Q filed by the Company on November 8, 2005 (No. 051185511))

Exhibit	Description
10.3	Form of Indemnification Agreement, dated May 9, 2005, between First Advantage Corporation and each member of its board of directors (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed by the Company on August 15, 2005 (No. 051025447))
10.4	First Advantage Corporation "Flexible Long-Term Incentive Program" (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Company on February 7, 2006 (No. 06586097))
10.5	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Company on February 7, 2006 (No. 06586097))
10.6	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K filed by the Company on February 7, 2006 (No. 06586097))
10.7	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the current report on Form 8-K filed by the Company on February 7, 2006 (No. 06586097))
10.8	First Advantage Corporation 2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.20 to the amendment to the registration statement on Form S-4 filed by the Company on April 24, 2003 (No. 333-102565))*
10.9	Stockholders Agreement, dated as of December 13, 2002, by and among the Company, The First American Corporation and Pequot Private Equity Fund II, L.P. (incorporated by reference to Annex D to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.10	Amendment No 1. to Stockholders Agreement, dated as of March 31, 2006 ,by and the Company, The First American Corporation and Pequot Private Equity Fund II, L.P (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed by the Company on May 9, 2006 (No. 06821038))
10.11	Amendment No. 2 to Stockholders Agreement, dated as of September 28, 2006, by and among the Company, The First American Corporation and Pequot Private Equity Fund II, L.P.
10.12	Form of Standstill Agreement by and between the Company and The First American Corporation (incorporated by reference to Annex E to the prospectus forming a part of the registration statement on Form S-4 filed by the Company on January 17, 2003 (No. 333-102565))
10.13	Amended and Restated Services Agreement, dated January 1, 2004, between the Company and The First American Corporation (incorporated by reference to Exhibit 10.6 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.14	Promissory Note, made July 31, 2003, by First Advantage Corporation to the order of The First American Corporation (incorporated by reference to Exhibit 99.5 to the quarterly report on Form 10-Q filed by the Company on August 13, 2002 (No. 001-31666))
10.15	Service Agreement for End-User, effective December 31, 2003, by and between First Advantage Enterprise Screening Corporation and The First American Corporation (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.16	Agency/Company Agreement, effective January 1, 2003, between First American Property & Casualty Insurance Company and Multifamily Community Insurance Agency, Inc. (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))
10.17	Profit Share Program letter, dated January 1, 2003, from First American Property & Casualty Insurance Company to Multifamily Community Insurance Agency, Inc. (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K filed by the Company on March 11, 2004 (No. 000-50285))

Exhibit	Description
10.18	Linking License Agreement, between First American Real Estate Solutions L.P., and US SEARCH.com (incorporated by reference to Exhibit 10.2 to the quarterly report on Form 10-Q filed on May 10, 2004 (No. 000-50285))
10.19	Office Lease by and between First American Title Insurance Company and First Advantage Corporation, dated September 14, 2005 (incorporated by reference to Exhibit 10.5 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.20	Credit Agreement, dated as of September 28, 2005, among First Advantage Corporation as the Borrower, Bank of America, N.A. , as Administrative Agent, Swing Line Lender and L/C Issuer, LaSalle Bank National Association, as Syndication Agent, Wachovia Bank, National Association and Suntrust Bank, as Co-Documentation Agents and the Other Lenders Party Hereto (incorporated by reference to Exhibit 10.6 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.21	Pledge Agreement, dated as of September 28, 2005, made by First Advantage Corporation in favor of Bank of American, N.A., as administrative and collateral agent (incorporated by reference to Exhibit 10.7 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.22	Security Agreement, dated as of September 28, 2005, made by First Advantage Corporation in favor of Bank of America, N.A., as administrative and collateral agent (incorporated by reference to Exhibit 10.8 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.23	Subsidiary Guaranty Agreement, dated as of September 28, 2005, made by First Advantage Corporation in favor of Bank of America, N.A., as administrative and collateral agent (incorporated by reference to Exhibit 10.9 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.24	Note, dated as of September 28, 2005, made by First Advantage Corporation in favor of LaSalle Bank National Association (incorporated by reference to Exhibit 10.10 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.25	Note, dated as of September 28, 2005, made by First Advantage Corporation in favor of Wachovia Bank, National Association (incorporated by reference to Exhibit 10.11 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.26	Note, dated as of September 28, 2005, made by First Advantage Corporation in favor of Suntrust Bank (incorporated by reference to Exhibit 10.12 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.27	Note, dated as of September 28, 2005, made by First Advantage Corporation in favor of U.S. Bank National Association (incorporated by reference to Exhibit 10.13 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.28	Note, dated as of September 28, 2005, made by First Advantage Corporation in favor of Commerzbank AG, New York and Grand Cayman Branches (incorporated by reference to Exhibit 10.14 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.29	Note, dated September 28, 2005, made by First Advantage Corporation in favor of Regions Bank (incorporated by reference to Exhibit 10.15 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.30	Lease Agreement, dated January 17, 2005 between First Advantage Corporation and 100 Carillon, LLC (incorporated by reference to Exhibit 10.25 to the annual report on Form 10-K filed by the Company on March 10, 2005 (No. 001-31666))

Exhibit	Description
10.31	Amended and Restated Services Agreement between The First American Corporation and First Advantage Corporation, dates as of September 14, 2005 (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.32	Outsourcing Agreement between First American Real Estate Solutions, LLC and First Advantage Corporation, dated as of September 14, 2005 (incorporated by reference to Exhibit 10.2 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.33	Equipment Sublease by and between FADV Holdings LLC and First Advantage Corporation made and entered into as of September 14, 2005 (incorporated by reference to Exhibit 10.7 to the current report on Form 8-K filed on September 16, 2005 (No. 051087660))
10.34	The Registration Rights Agreement dated September 14, 2005, by and among First Advantage Corporation and Experian Information Solutions, Inc. (incorporated by reference to Exhibit 10.9 to the current report on Form 8-K filed on September 16, 2005 (No. 051087660))
10.35	Amendment to Registration Agreement, dated November 1, 2005 between First Advantage Corporation and Experian Information Solutions, Inc. (incorporated by reference to Exhibit 99.2 to the quarterly report on Form 10-Q filed by the Company on November 11, 2005 (No. 05784563))
10.36	Reimbursement Agreement entered into October 11, 2005 between The First American Corporation and First Advantage Corporation (incorporated by reference to Exhibit 10.36 to the annual report on Form 10-K filed by the Company on March 16, 2006 (No. 06691781))
10.37	LeadClick Holding Company, LLC Operating Agreement by and between First American Real Estate Information Services, Inc. and First Advantage Corporation, dated November 7, 2005 (incorporated by reference to Exhibit 10.37 to the annual report on Form 10-K filed by the Company on March 16, 2006 (No. 06691781))
21	Subsidiaries of the Company
23	Consent of Independent Registered Certified Public Accounting Firm
31.1	Certification by Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350
32.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350

* Indicates management contract or compensatory plan, contract or arrangement.

Copies of the Company's Form 10-K that are furnished to stockholders of the Company do not include the exhibits listed above. Any stockholder desiring copies of one or more of such exhibits should write to the Secretary of the Company specifying the exhibit or exhibits required.

Exhibit 31.1

Chief Executive Officer

I, John Long, Chief Executive Officer of FIRST ADVANTAGE CORPORATION, certify that:

1. I have reviewed this annual report on Form 10-K of FIRST ADVANTAGE CORPORATION;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2007

/s/ JOHN LONG

John Long
Chief Executive Officer

Exhibit 31.2

Chief Financial Officer

I, John Lamson, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of FIRST ADVANTAGE CORPORATION;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2007

/s/ JOHN LAMSON

John Lamson
Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer

In connection with the Form 10-K of First Advantage Corporation (the "Company") for the period ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof, I, John Long, chief executive officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: March 1, 2007

/s/ JOHN LONG

John Long
Chief Executive Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. ss. 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 32.2

Certification of Chief Financial Officer

In connection with the Form 10-K of First Advantage Corporation (the "Company") for the period ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof, I, John Lamson, chief financial officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: March 1, 2007

/s/ JOHN LAMSON

John Lamson
Chief Financial Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. ss. 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

first advantage corporation

CORPORATE HEADQUARTERS

First Advantage Corporation
100 Carillon Parkway
St. Petersburg, Florida 33716
Phone: 727.214.3411

STOCK LISTING

NASDAQ Ticker Symbol: FADV

REGISTRAR AND TRANSFER AGENT

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Phone: 800.468.9716

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Tampa, Florida

INVESTOR INQUIRIES

To receive copies of reports filed with the Securities and Exchange Commission, recent press releases, quarterly and annual reports, and additional information about First Advantage Corporation, as well as to sign up to receive information automatically via email, visit our Web site at www.FADV.com.

FOR OTHER INVESTOR INQUIRIES, PLEASE CONTACT:

Cindy Williams, Investor Relations Manager
Phone: 727.214.3438
Email: clwilliams@FADV.com

SAFE HARBOR STATEMENT

Certain statements made in this document, including those relating to 2007, acquisition strategy, expanding product offerings, increasing market share, executing on our cross-selling strategy, operational improvements, integration of existing segments, international expansion and organic growth, are forward looking. Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: general volatility of the capital markets and the market price of the company's Class A common stock; the company's ability to successfully raise capital; the company's ability to identify and complete acquisitions and successfully integrate businesses it acquires; changes in applicable government regulations; the degree and nature of the company's competition; increases in the company's expenses; continued consolidation among the company's competitors and customers; unanticipated technological changes and requirements; the company's ability to identify suppliers of quality and cost-effective data; and other factors described in this annual report on form 10-K. The forward-looking statements speak only as of the date they are made. The company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among First Advantage Corporation, The S & P Smallcap 600 Index and ChoicePoint Inc.



First Advantage Coporation
S & P Smallcap 600
ChoicePoint Inc.
$ 250
$ 200
$ 150
$ 100
$ 50
$ 0
6/03
12/03
12/04
12/05
12/06

* $100 invested on 6/6/03 in stock or on 5/31/03 in index-including reinvestment of dividends. Fiscal year ending December 31.

FIRST Advantage

100 Carillon Parkway
St. Petersburg, Florida 33716
727.214.3411
www.FADV.com • NASDAQ: FADV

END